SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 2 FOR THE MONTH OF MAY 2004

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]      Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on February 29, 2004, it was resolved to approve and publish the Registrant's financial statements for the year ended December 31, 2003.

The financial statements of the Registrant conform with the accounting principles generally accepted in Israel, or Israeli GAAP, and with the directives of the Israeli Supervisor of Banks. Such accounting policies relating to issues of measurement and to financial statement presentation may differ significantly from those required by the accounting principles generally accepted in the United States, or US GAAP. A summary of the significant differences between Israeli GAAP and US GAAP will be submitted by the Registrant, either as an amendment to this Form 6-K or as part of the Registrant's (Form 20-F) Annual Report.

                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:

1. 2003 Annual Financial Report of the Board of Directors of Industrial Development Bank of Israel Ltd. approved and published February 29, 2004.

                           FORWARD-LOOKING STATEMENTS

     This report on Form 6-K, including the 2003 annual financial report issued by the Registrant's board of directors (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the 2003 annual financial report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

     Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the 2003 annual financial report include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the 2003 annual financial report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2003 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

     Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED


Date: May 25, 2004                                   By: /s/ Michael Warzager

                                                             Michael Warzager
                                                             General Counsel


                                                     By: /s/ Natan Atlas

                                                             Natan Atlas
                                                             General Secretary

                                    EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                               2003 ANNUAL REPORT

CONTENTS

                                                                           PAGE
Report of the Board of Directors for the Year 2003                            2

Management Review of the Financial Position and
   Results of Operations of the Bank                                         21

Management and Board of Directors' Statement regarding
   their responsibility for the Annual Report                                31

Financial Statements as of December 31, 2003                                 33

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR THE YEAR 2003

GENERAL

At the meeting of the Board of Directors held on February 29, 2004, it was resolved to approve and publish the Bank's audited financial statements for the year ended December 31, 2003.

The financial statements are presented in accordance with the directives of the Supervisor of Banks. The data included in the financial statements is adjusted for inflation and stated in terms of NIS of December 2003.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted a special credit line by the Bank of Israel, and the Government passed a resolution (which was adopted by the Bank's Board of Directors) to sell the assets and liabilities of the Bank within a number of months. In view of the difficulties which arose in trying to realize this resolution and to sell the asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of Directors resolved on February 27, 2003 to adopt the principles of a "Run-Off" plan prepared by a team of outside consultants, the core of which is a controlled disposal of the credit assets of the Bank over a four-year period.

On July 29, 2003 the Ministerial Committee for Social and Economic Affairs (the social-economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The principal items of the decision are as follows:

o The assets of the Bank are to be disposed of in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

o The Government has noted before it the announcement of the Governor of the Bank of Israel regarding his agreement to continue to provide a credit facility to the Bank for a period of 36 months, at an interest rate not exceeding (from then onwards) the interest rate of the Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before the Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

o If at the end of 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

o The Government has noted before it the announcement of the Bank of Israel that it will consider curtailing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative outline for the disposal of the asset and liability portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of disposing of the assets of the Bank within 36 months in a controlled process.

The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

On September 9, 2002, the Governor of the Bank of Israel notified the Bank as to his decision to place a special credit line at the disposal of the Bank, the major terms of which are as follows:

o The Bank will be able to obtain the special credit from the Bank of Israel to the extent necessary to bridge the Bank's liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

o The credit under the special credit line will bear interest at the "Bank of Israel rate" plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the credit line (hereinafter - the credit commission).

o The special credit line will expire on the earlier of May 10, 2003, or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the outstanding credit, or to cease any further utilization of the credit line.

o The granting of the special credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

The period of the credit facility, which at first was until May 10, 2003, was extended until the date of the Government resolution as to the adoption of the "Run Off" plan.

Following the decision of the Government to adopt the "Run-off" plan, the Governor of the Bank of Israel announced on September 1, 2003, of a number of changes in the conditions of the credit facility.

The principal changes are as follows:

o    The repayment date will be no later than August 1, 2006.

o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the disposal of the Bank's assets.

o The total amount of credit to the public will not exceed its balance as at July 31, 2003 and it will present a downward trend. Any deviation will be considered by Bank of Israel to be an unauthorized overdrawing and it will be charged interest accordingly.

o Limitations were set on the Bank's volume of activity with respect to the receipt and placement of deposits.

o The credit commission in respect of the unutilized credit will be calculated on the difference between the amount of the credit line and 105% of its utilized amount.

Since the receipt of the said announcement of the Governor, Management of the Bank is conducting discussions with Bank of Israel for the clarification of certain terms specified in the announcement. In view of these discussions, Management of the Bank understands that the said clarifications are acceptable to Bank of Israel, though to date no written approval of the matter has been received.

The principal clarifications requested are as follows:

o A clarification according to which the Bank is permitted to use the credit line to honor future obligations towards depositors and not only existing obligations towards them.

o A clarification according to which the Bank is permitted to use the credit line also in respect of all its banking obligations (including those derived from activities related to its banking activity) and not only with respect of obligations to depositors.

The Board of Directors is of the opinion that the said clarifications are mandatory, both as inferred from the terms of the credit facility, as approved by the Governor on September 9, 2002, and from the Government's decision to approve the "Run Off" plan.

The Bank is of the opinion that Bank of Israel should credit it with all the interest amount charged to it in the period from August 2002 and until the date of the Government's resolution to adopt the "Run Off" plan (July 29, 2003), resulting from the excess interest rate greater than "Bank of Israel interest rate". This amount totals NIS 66 million (of which NIS 36 million relate to 2003). Bank of Israel has given a negative response to the Bank's request, however the Bank intends to continue and act in order to receive the said credit.

The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of December 31, 2003, was NIS 2,012 million. On February 24, 2004, the balance was NIS 1,935 million. These balances are lower than the amount of the credit facility stipulated in the letter of the Governor from September 1, 2003.

THE "RUN OFF" PLAN

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006, by way of collection of a part of the credits and a segmented sale of some of the other credits, and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the disposal of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

In addition, the Board of Directors also decided to approve the extensive and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

In accordance with the "Run-Off" plan and the efficiency plan complementing it, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result there has been a significant increase in the Bank's collection costs and legal expenses.

As a result of the Bank's policy and the considerable efforts made in collecting loans, the Bank has significantly reduced the outstanding monetary credit to the public. This balance (not including State guaranteed loans to a certain Government company), which at December 31, 2001 amounted to NIS 5,238 million, was reduced to NIS 3,984 million at December 31, 2002, to NIS 2,784 million at December 31, 2003 and to NIS 2,619 million at February 24, 2004. This represents a collection of considerable loan amounts, even when considering the allowances for doubtful debts created during this period.

As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2003 was NIS 620 million, compared with NIS 3,597 million on June 30, 2002, and NIS 1,291 million on December 31, 2002. On February 24, 2004 the balance amounted to NIS 584 million.

As part of the implementation of its plans, the Bank has already reduced and/or ceased activities it previously conducted. The Bank has significantly reduced its foreign currency and foreign trade activity, and it has almost completely discontinued the following activities: maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), execution of Government grants, operating teller and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff. The number of Bank employees, which as at January 1, 2002 was 170, was reduced to 79 by December 31, 2003. It is planned to further reduce this number in the first quarter of 2004.

In addition to the significant reduction in payroll expenses because of the reduction in the number of employees and the salary cutbacks that were made at the beginning of 2003, the Bank is also taking energetic steps to significantly reduce operating costs.

As part of these steps, the Bank moved to new offices in September 2003, which are two thirds smaller than the previous office space of the Bank. The rent per square meter of these offices is significantly lower than the rent the Bank had been paying until then.

Furthermore, the Bank has outsourced its computer services, which are now being supplied by a leading company in the field. Management of the Bank believes that the transition to outsourcing will lead to a significant saving in the computer expenses the Bank would have otherwise incurred.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

CAPITAL ADEQUACY

On December 31, 2003, the Bank's minimum capital ratio was negative and was (0.28%), compared with 2.86% on December 31, 2002, and the 9% stipulated in Proper Banking Procedures.

On November 26, 2003 the Supervisor of Banks notified the Bank of the retraction of his previous decision according to which the Bank had to comply with a minimum capital ratio of 15%.

Due to the sharp decline in the "first tier capital" of the Bank and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all the "second tier capital" of the Bank (comprising most of its capital) remains unutilized in the calculation of the minimum capital ratio (thus, as at December 31, 2003, "second tier capital" in the total amount of NIS 548 million remains unutilized).
In the opinion of the Bank's Board of Directors, in the present circumstances of the Bank, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE ADDITIONAL ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

According to Directive 315 of the Directives for Proper Banking Procedures, a banking corporation must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, as described above, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make an additional allowance for doubtful debts if the total liabilities of a certain segment to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on segment indebtedness").

Since the Bank has stopped providing new credit and it focuses on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various segments has decreased and it may on occasion deviate from the limit on segment indebtedness.

The Bank applied to the Bank of Israel requesting an exemption from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the additional allowance for doubtful debts in its interim financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the special credit line provided by Bank of Israel:

A. He exempts the Bank from increasing in its financial statements as of September 30, 2003 and thereafter, the additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of segment indebtedness.

B. He allows the Bank to reduce the additional allowance it made in respect of the deviation from the aforementioned limits in the last quarter of 2002.

C. He allows the Bank to reduce the additional allowance it made in the past in respect of the deviation from indebtedness of related parties.

Accordingly, in the Bank's financial statements as of December 31, 2003, the Bank did not record an additional allowance for doubtful debts in respect of deviations from the aforementioned limits, and the additional allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend on those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares is NIS 58.7 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest income on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 38.1 million is in respect of 2003.

See Note 16 to the financial statements for details on the cessation of dividend distribution and the issue of accruing interest on the perpetual deposits with the Treasury.

LITIGATION AND WRITS OF INDEMNIFICATION FOR SENIOR OFFICERS

Note 21D of the financial statements presents information regarding the significant legal claims filed against the Bank and regarding the writs of indemnification issued for the Bank's senior officers.

INSURANCE OF DIRECTORS AND SENIOR OFFICERS

The insurance policy of the Bank's Directors and senior officers, which was in effect from August 1, 2002, terminated on July 31, 2003. The Bank took out a new insurance policy for the period from August 1, 2003 to July 31, 2004, in an amount that is considerably lower than the policy that had terminated and at a premium that is considerably higher than that of the aforementioned policy. The Bank paid a premium in the amount of US$ 975 thousand in respect of the new insurance policy, compared with US$ 395 thousand it paid in respect of the previous policy. The Bank's new insurance policy was approved on August 26, 2003 by the audit committee and the Board of Directors, and on September 24, 2003, by the general meeting of shareholders.

NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the ordinary preferred shares of the Bank - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines as provided in its articles, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The number of ordinary preferred shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 of the Bank are also traded on the Stock Exchange. According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the board of directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares. In a letter dated October 26, 2003 the Stock Exchange notified the Bank that since the value of the public's holdings as at September 30, 2003, was higher than 1.6 million, it was not recommended before the Board of Directors of the Stock Exchange to suspend trading of the aforementioned shares. In its letter the Stock Exchange also states that the next examination of compliance with preservation guidelines will be conducted at the beginning of 2004 on the basis of the data as at December 31, 2003.
Based on an oral clarification that the Bank has made with the Stock Exchange, the said shares complied with the preservation guidelines also on the basis of the December 31, 2003 data.

REQUEST FOR EXEMPTION FROM ANNUAL REPORTING IN THE USA

Since certain of the Bank's shares were issued according to prospectuses published in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC).

Under the annual reporting to the SEC the Bank has to comply with certain requirements, which due to their becoming more strict in recent years and to the changes that have taken place in US accounting principles, the Bank does not comply with certain of them. The main issue in this respect is the requirement to include in the annual report a quantitative note showing the reconciliation of the financial statements of the Bank to US accepted accounting principles (US
GAAP). Enquiries and clarifications made by the Bank's legal counsels in the US indicate that the likelihood of the Bank receiving at this stage an exemption from the SEC reporting requirements is low. In view of the above, the Bank is preparing for the reconciliation of its financial statements to US GAAP, and has also engaged a firm of accountants to carry out most of the work on its behalf.

It should be noted that the shares, which as a result of their issuance the Bank is required to report as above, have not been traded in the US in the past nor are they traded there at present.

DEVELOPMENT OF REVENUES AND EXPENSES

NET LOSS - in 2003, the Bank lost an amount of NIS 104.4 million, compared with a loss of NIS 423.5 million in 2002, a decline in the loss of 75%.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 66.9 million in 2003, compared with NIS 79.5 million in 2002.

The decrease in profit from financing operations resulted mainly from the following:

o The decrease in the volume of financing activity of the Bank. The balance of credit to the public (not including credit out of a deposit of the State and credit guaranteed by the State) as of December 31, 2003 totaled NIS 2,784 million, compared with an average of NIS 3,984 million at December 31, 2002, and NIS 5,238 million at December 31, 2001. The average balance of credit to the public in 2003 amounted to NIS 3,485 million compared with NIS 4,913 million in 2002, a decrease of NIS 1,428 million or 29% in the average balance.

o The decrease in off-balance sheet activity - Concurrent with the decrease in volume of assets, there was also a decrease in the volume of off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 419 million on December 31, 2003, compared with NIS 570 million on December 31, 2002, and NIS 1,161 million at December 31, 2001.

o Cessation of dealing room activities -The activity of the dealing room on behalf of customers has been terminated. As a result no income was recorded in 2003 from transactions in derivative financial instruments on behalf of customers.

o Increase in non-income bearing debts - The average balance of loans classified in 2003 as non-income bearing amounted to NIS 634 million, compared with NIS 501 million on an average in 2002. As a result thereof, the amount of interest and linkage increments not credited to financing income in 2003 was higher than that of 2002.

o On the other hand, the policy of increasing the interest rate on credit granted, adopted by the Bank, offset the decline in income from financing operations derived from the above mentioned factors. This policy enabled the Bank to maintain a positive margin (including the effect of derivatives) in each of the linkage segments.

The following additional points should be emphasized with respect to financing activity:

o Cost of the credit facility from the Bank of Israel - Commencing on August 20, 2002, the Bank needed a credit facility from the Bank of Israel. The interest that was set for this credit line, until July 29 2003, was significantly higher than the interest the Bank paid on the deposits which the credit line replaced. Until that date, the Bank was charged interest at the Bank of Israel rate plus 3%. In respect of excess overdrawing from the credit line, the Bank was charged interest at the rate of 48% (adjusted interest of 61%).
     Interest charges in respect of the credit line in 2003 were higher by NIS 36 million than the interest paid on the deposits that the credit line replaced.
     Also in 2002, interest expense of the Bank included interest in respect of the credit line that was higher by NIS 30 million than the interest paid on the deposits that the credit line replaced. The excess amounts of such interest reduced the financing income of the Bank both in 2002 and in 2003. As stated above, as from July 29, 2003, the interest rate paid on the credit line was reduced, and the Bank is now being charged the Bank of Israel interest rate.

o Profit from financing operations for 2003 includes income of NIS 26.5 million derived from the implementation of the agreement signed in 1996 between the Bank and the Treasury, in respect of the repayment of Treasury deposits as stipulated by the complementary arrangement for the Kibbutz debts. According to that arrangement (signed between the banking industry, the Treasury and the Kibbutz Movement), the banks were required to refund to the Treasury a part of the deposits received by them according to the original Kibbutz debt arrangement ("the Kibbutz arrangement deposits") and which were designated to serve as a source for the rescheduling of the Kibbutz debts. The said arrangement of 1996 stipulated that in consideration for the refund of the said deposits the Bank would be entitled to compensation because the deposits carried interest at a rate lower by 1% than the interest paid on similar deposits at the other participating banks. In the course of the fourth quarter of 2003 the Bank refunded to the Treasury (in accordance with the complementary arrangement) an amount of NIS 171 million out of the Kibbutz arrangement deposits, and accordingly received compensation under the said arrangement of 1996, amounting to NIS 26.5 million.

Analysis of the Bank's financing operations in the various linkage segments, according to Table "C" of the Management Review, indicates the following:

NON-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 1,299 million compared with NIS 1,603 million in 2002. The margin in this segment, including the effect of derivatives, stood at 0.36% compared with 0.09% in 2002.
It should be noted that most of the non-income bearing loans belong to this segment and that the low margin derives from the volume of accumulated interest on the non-income bearing debt that was not included in financing income.

CPI LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 1,322 million compared with NIS 1,883 million in 2002, a decrease of 29.8%. The decline in volume of operations in this segment derives both from the general decline in the Bank's operations and from the policy of the Bank, according to which credit that the Bank renews are for short periods and mainly in the non-linked shekel segment. The margin in this segment, including the effect of derivatives, stood at 1.80% compared with a negative margin of 0.24% in 2002. The improvement in this margin results from a combination of the following factors:

a. The policy of increasing the interest rate when the Bank renews credit in this segment.

b. A decrease in the volume of non-income bearing loans in this segment due to the fact that the said debt was transferred mainly to the non-linked shekel segment.

c. The fact that inflation in 2003 was at a negative rate contributed to the decline in the volume of accumulated interest that was not recorded as income with respect to the non-income bearing debt.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The total average volume of assets in this segment amounted in 2003 to NIS 7,775 million compared with NIS 9,167 million in 2002. Credit in this segment includes credit guaranteed by the State granted to a certain Government corporation out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. Excluding the said credit, the average balance of assets in this segment amounts to NIS 1,137 million, compared with NIS 2,072 million in 2002. The margin in this segment, including the effect of derivatives, stood at 0.19% compared with 0.12% in 2002. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 130.0 million in 2003 compared with NIS 401.8 million in 2002. The specific allowance for doubtful debts in 2003 amounted to NIS 133.9 million, compared with NIS 391.6 million in 2002. The supplementary allowance for doubtful debts reflected a decrease of NIS
3.9 million, mainly as a result of the relief granted to the Bank with respect to the implementation of the guidelines of Proper Banking Procedure relating to the supplementary allowance for doubtful debts, as stated above. In accordance with the approval of Bank of Israel the Bank reversed in 2003 allowances made in the past in the amount of NIS 6.8 million, in respect of deviations from the limits of indebtedness of a single borrower and borrower group, and an amount of NIS 0.7 million, in respect of deviations from the limits of indebtedness of related parties. This decrease was partly offset by the increase in the supplementary allowance required in respect of other credit risk components.

Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                          AS OF DECEMBER 31
                                                          -----------------
                                                             2003      2002
                                                          -------   -------
Non income bearing                                          571.6    *589.3
Restructured (2)                                             34.7      62.4
Designated for restructuring (3)                             54.2      16.8
Temporarily in arrears                                      102.4     130.2
Under special supervision (**)                              497.2     464.6
                                                          -------   -------
Total balance sheet credit to problematic borrowers (1)   1,260.1   1,263.3

Off-balance sheet credit risk in
   respect of problematic borrowers (1)                     187.2     188.4
Debentures of problematic borrowers                           0.1       0.2
                                                          -------   -------
Overall credit risk in respect of
   problematic borrowers (1) (4)                          1,447.4   1,451.9
                                                          =======   =======

(*) The data includes a loan to a customer that was classified as non-income bearing, and according to instructions of Bank of Israel was reclassified in 2003 to the "Securities" item (see Note 4 to the financial statements.
(**) Including an amount of NIS 136.1 million in respect of debts for which a specific allowance exists (December 31, 2002 - NIS 237.5).
1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).
2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.
3) Credit to borrowers in respect of which there is an as yet unimplemented Management decision to restructure their debt.
4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing.

OPERATING AND OTHER INCOME - This income amounted to NIS 22.0 million in 2003, compared with NIS 12.2 million in 2002. The increase in operating income derived mainly from the gains on investments in shares compared with the losses incurred in 2002. This increase was partly offset by the decline in income from operating commissions due to the decline in transactions made by customers through the Bank. Income from operating commissions in 2003 amounted to NIS 6.4 million compared with NIS 12.3 million in 2002. Gains on investment in shares in 2003 amounted to NIS 10.2 million compared to a loss of NIS 4.2 million in 2002. Furthermore, other income in 2003 included gains on severance funding of NIS 1.6 million compared with losses on this funding incurred in 2002, and which were included in payroll expenses and related benefits.

OPERATING AND OTHER EXPENSES - Amounted to NIS 65.3 million in 2003, compared with NIS 119.8 million in 2002. Operating expenses in 2002 included provisions related to the retirement of employees in the amount of NIS 35.7 million, compared with a reduction of NIS 0.8 million in 2003. The income recorded in respect of staff retirement derives from a renewed evaluation made by the Board of Directors, which resulted in a reduction in the provision made in respect of the period in which the services of the Chairman of the Board, CEO and Deputy CEO may no longer be required. Excluding this item, operating expenses in 2003 amounted to NIS 66.1 million compared to NIS 84.1 million in 2002, a decrease of 21% in operating expenses.

At the end of the third quarter of 2003, the Bank relocated to new office premises at a much lower rent than that paid for the previous offices, due both to a smaller office space and to lower rent per square meter. The anticipated savings in rental payments are reflected as from the fourth quarter of 2003, and will be fully reflected as from the first quarter of 2004.

Payroll expenses, not including employee retirement costs, totaled NIS 33.7 million in 2003, compared with NIS 49.7 million in 2002, a decrease of 32%. The decrease in payroll expenses was affected by the decrease in the number of staff in accordance with the "Run Off" plan and the efficiency measures complementing it, as well as by the cutback in salaries made at the beginning of 2003. The process of the decline in payroll expenses is expected to continue due to the continued process of reduction in manpower.

Due to losses for the purpose of VAT on profit, an amount of NIS 5.1 million in respect of VAT on payroll that is usually levied on a financial institution was not included in payroll expenses in 2003, compared with NIS 6.7 million in 2002.

Other operating expenses amounted to NIS 20.5 million, compared with NIS 19.7 million in 2002. In most of the components of this item there was a significant decrease, which was offset by the increase in insurance expense and legal fees. In 2003, this item included also non-recurring expenses of NIS 1.3 million in connection with the relocation of the Bank's offices.

PROVISION FOR TAXES ON INCOME - The Bank received final tax assessments for the tax years up to and including 2000. Following the finalization of the assessments, tax provisions amounting to NIS 2.7 million have been reversed. Carry forward tax losses of the Bank, in respect of which deferred tax assets have not been recorded, amount to NIS 548 million.

INCOME FROM OTHER ITEMS - Due to the discontinued distribution of dividend by the Bank, this item does not include in 2003 the special income from the Israeli Treasury. In 2002 the said income from the Treasury included in this item amounted to NIS 6.4 million. See Note 16 to the financial statements regarding the discontinuation of dividend payments.

BALANCE SHEET ITEMS AND CAPITAL RESOURCES

TOTAL ASSETS - As of December 31, 2003 amounted to NIS 10,356 million, compared with NIS 12,274 million as of December 31, 2002, a decrease of 16%.

BANK SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - Amounted to NIS 510 million as of December 31, 2003, compared with NIS 609 million as of December 31, 2002. The decrease in shareholders' equity results from losses sustained in 2003.

TOTAL CREDIT TO THE PUBLIC - As at December 31, 2003 amounted to NIS 9,190 million compared with NIS 10,908 million as at December 31, 2002. The credit data below includes credit guaranteed by the State that was granted out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,405 million as at December 31, 2003 compared with NIS 6,925 million as at December 31, 2002. Net of such credit, the credit to the public amounts to NIS 2,785 million as at December 31, 2003 compared with NIS 3,984 million as at December 31, 2002 and with NIS 5,238 million as at December 31, 2001, a decrease of 30% compared to December 2001 and a decrease of 47% compared to December 2001. This decrease is also affected both by the policy adopted by the Bank for the reduction in the credit portfolio and by the allowances for doubtful debts that were recorded in the said years. As at February 24, 2004, total credit to the public amounted to NIS 2,619 million (excluding the credit guaranteed by the State as above), which reflects a decline of NIS 1,365 million (about 34%) compared to the balance at December 31, 2002.

SECURITIES - The balance of securities as of December 31, 2003, amounted to NIS 85 million, compared with NIS 72 million at December 31, 2002. The securities portfolio includes an investment of NIS 34 million in mezzanine funds and in loans to companies. Most of the increase in the balance is due to the reclassification of a customer loan from the item "Credit to the public" to the "Securities" item, in accordance with an instruction of the Supervisor of Banks. The classification of the said credit as available-for-sale securities is effective as from June 30, 2003. Since that date, the differences between the market value of the shares at the reporting date and their market value at June 30, 2003, are taken to shareholders' equity in the item "Adjustments from the presentation of available-for-sale securities at fair value". The increase in the securities item was partly offset as a result of the sale and redemption by the Bank in 2003 of debentures in the amount of NIS 18.4 million, which in the past were classified as held to maturity debentures. Following the implementation of the disposal of assets policy in terms of the "Run Off" plan, all the debentures held in the held to maturity portfolio were classified during 2003 to the available-for-sale securities portfolio.

DEPOSITS OF THE PUBLIC - Amounted to NIS 620 million on December 31, 2003, compared with NIS 1,291 million on December 31, 2002, a decrease of 52%. These deposits comprise non-linked Shekel deposits of NIS 238 million compared with NIS 302 million at December 31, 2002, CPI linked Shekel deposits of NIS 275 million compared with NIS 769 million at December 31, 2002, and foreign currency and linked thereto deposits of NIS 107 million compared with NIS 220 million at December 31, 2002,

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as of December 31, 2003 amounted to NIS 6,949 million, compared with NIS 7,712 million on December 31, 2002. The main component of the Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,545 million on December 31, 2003, compared with NIS 7,093 million at the end of 2002. The decrease in foreign currency Government deposits results mainly from the erosion in the exchange rate of the US dollar.
Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of December 31, 2003 amounted to NIS 404 million, compared with NIS 618 million as of December 31, 2002. As stated above, in the course of 2003 the Bank refunded to the Treasury deposits in the amount of NIS 171 million, as stipulated in the complementary Kibbutz Debt arrangement.

DEPOSITS FROM BANKS - The balance of these deposits as of December 31, 2003 amounted to NIS 2,173 million, compared with NIS 2,471 million at December 31, 2002. Of this amount, an amount of NIS 2,091 million derived from the special credit line, which the Bank of Israel granted to the Bank, similar to the balance of this credit line at December 31, 2002.
The balance of the credit line (not including accrued interest as from January 1, 2004), amounted on February 24, 2004 to NIS 1,935 million.

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES

Note 1 to the financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared.
The implementation of these accounting principles by the Board of Directors and Management when preparing the financial statements requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.
It should be made clear that actual results may differ from the assessments and estimates applied.

Accounting policy as to critical issues, as stated hereunder, relates to issues that are significant to the reporting of the financial position of the Bank, are difficult and subjective and may require complex assessments due to the necessity to perform estimates of effects, which are mostly uncertain.

A part of the assessments and estimates used involve to a large extent uncertainty or dependency on various variables. Assessments and estimates of this type may have a material effect on the financial results presented in the financial statements.

With respect to each of the critical issues discussed hereunder, Management of the Bank relied on the best information at hand. The Directors and Management believe that the assessments and estimates used were fairly applied in the preparation of the financial statements.

Following are the issues defined by the Directors and Management of the Bank as critical from the accounting aspect.

ALLOWANCES FOR DOUBTFUL DEBTS - The specific allowance for doubtful debts is prepared based on the assessment of the Directors and Management as to the losses inherent in the credit portfolio of the Bank, including off-balance sheet items. In making these estimates Management takes into consideration, among other things, the risks involved in the financial stability of the borrowers and their repayment ability, based on the information at hand as to their financial position and future cash flows as well as the quality and value of the collateral received.

The financial stability of the borrowers and their repayment ability depend on economic variables that are not under the control of the Bank and/or the customers.

The Directors and Management of the Bank are assisted by independent assessors and valuers in order to obtain an indication as to the value of the collateral. For example, the assessment of real estate that serves as security for a loan is generally made for the Bank by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts is lower than the market value of the real estate due to constraints of a hasty sale and tax that may apply, if at all, in respect of the sale.

The amount that may be collected from the borrowers is therefore based on assessments that by nature are subjective. The dependency on these assessments cannot assure that the amount that would in fact be collected will be in accordance with the said assessments.

The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists amounts to NIS 782 million.

The amount of credit to the public stated in the financial statements is net of the general and supplemental allowances for doubtful debts, the total balance of which amounts to NIS 78.5 million. The said allowances are in accordance with directives of Bank of Israel.

The Management of the Bank classifies problematic debts according to classes and criteria determined by Proper Banking Procedure. Classification of the debts could sometimes be subjective (such as the differentiation between a debt temporarily in arrears and a debt in arrears and the classification of a debt as under special supervision). Changes in the said estimates may have a significant effect on the financial statements.
The Directors and Management examine the allowances for doubtful debts on a quarterly basis and the classification of the borrowers and update them where necessary.

The supplemental allowance is based on risk characteristics determined by Bank of Israel. As stated above the Bank of Israel has exempted the Bank from the requirement to record a supplemental allowance in respect of deviations from the limits on the indebtedness of a single borrower and of a borrower group, in respect of deviations from limits on credit for the purpose of acquiring means of control in corporate entities and in respect of deviation from limits on the concentration of indebtedness by segments. Following this, a supplemental allowance was created in respect of deviations relating to the lack of updated financial statements and in respect of balance of credit to borrowers classified as problematic borrowers.

PROVISIONS RELATING TO EMPLOYEE RIGHTS - The liability in respect of severance pay is computed as generally accepted on the basis of a monthly salary for each year of employment, and is covered in full by payments and deposits in pension and provident funds and by the purchase of insurance policies.

In December 2002, a special collective agreement was signed by the Bank, the General Federation of Labor and the Bank's employee committee regarding the reduction in number of Bank employees. According to this agreement a part of the employees are entitled to a pension as from date of termination of their employment.

In respect of such employees, the Bank signed an agreement with a pension fund arranging for the pension payment. On the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required to purchase the pension rights for the particular employee per the agreement. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by an expert. The said expert opinion is based on his best knowledge of the effects of recent legislation and pension arrangement changes. The discounted cost of pension right acquisition is based on an annual discount rate of 3.5%. The total provision in respect of employees entitled to a pension upon their retirement from the Bank amounts to NIS 18.2 million. Computation of the said rights at an annual discount rate of 2.5% would increase the cost of acquisition of the pension rights by NIS 0.9 million.

In view of the above it is not certain that the actual expense would be in accordance with the estimate used to calculate the provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

A. SECURITIES - All the securities owned by the Bank are classified as available-for-sale securities.

     Securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotation at balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities.
     The value of non-marketable shares in the financial statements at December 31, 2003, totals NIS 34 million. These shares are stated at their adjusted cost net of provisions for impairment in value based on Management's assessments. These provisions were included based on the financial statements of the companies involved. Actual proceeds from the disposal of these investments may differ from their equity value as stated in the financial statements.

B. DERIVATIVE FINANCIAL INSTRUMENTS - Within the framework of the asset and liability management policy intended to manage the exposure of the Bank to financial risks, the Bank conducts transactions in derivative financial instruments. These instruments include future transactions and options designed to hedge against exposure to linkage base and currency exchange risks.
     The fair value of these instruments is determined according to the changes that occur in the financial parameters since the date of the transaction to the reporting date.
     The fair value of assets and liabilities relating to such transactions, included in the financial statements as at December 31, 2003, is as follows:
     Other assets - NIS 7.9 million
     Other liabilities - NIS 1.7 million.
     The above values relate to transactions of a total stated value of NIS 911 million.
     Of the above transaction value, transactions of a stated value of NIS 676 million reached maturity during January 2004, and transactions of a stated value of NIS 235 million will reach maturity during the period of three to twelve months subsequent to the date of the financial statements.
     As stated above, all balances of derivative financial instruments serve as hedging against exposure to linkage base and currency exchange risks. Changes in financial parameters, which served as a basis for computing the fair value of the said instruments may result in a change in their fair value.

     CONTINGENT LIABILITIES - Various legal actions are pending against the Bank (including a motion for approval of an action as a class action suit). All of these actions are handled by independent Counsels of the Bank. The said Counsels have informed the Bank of their evaluation as to the probability of success of these actions. Where the evaluation is that the probability of success is low or reasonably possible, no provisions have been made by the Bank in respect of the risk involved.
     Provisions are included in respect of actions, where according to Counsel's opinion it is probable to assume that they will not be cancelled or dismissed.

     Counsels submit their opinion in each quarter and Management updates the provisions where required.

     The provisions are based on the said evaluations of Counsels handling the cases. There is no certainty that the final results of the legal actions will agree with the said evaluations.

ASSET AND LIABILITY MANAGEMENT POLICY AND FINANCIAL RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the Board of Directors.

A committee, which includes the CEO and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

In 1997, Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking industry, the Bank has three main linkage segments: CPI-linked; foreign currency denominated and linked; and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the quarterly report on the Banks' activities, which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the team headed by the management committee, which meets, as noted above, once a week.

Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                        FOREIGN
                                                       CURRENCY
                        NON-LINKED    CPI-LINKED   DENOMINATED/   NON-MONETARY
                    SHEKEL SEGMENT   SEGMENT (*)         LINKED          ITEMS   TOTAL
                    --------------   -----------   ------------   ------------   -----
December 31, 2003           (472.8)        887.0           17.9           77.7   509.8
December 31, 2002           (210.8)        707.6           70.2           42.2   609.2

*    Including a perpetual deposit with the Treasury (December 31, 2003 - NIS
     799.3 million; December 31, 2002 - NIS 799.9 million).

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may lead to erosion of the Bank's capital and profits.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity (duration) in each linkage segment. As noted above, the Bank's Board of Directors sets maximum allowable duration for each linkage segment. The frequency of reporting on the compliance with such limitations is quarterly.

Following are the main details as to the average duration in the various linkage segments (given in years):

                                                                        FOREIGN CURRENCY AND
                                                                       FOREIGN CURRENCY LINKED
                      NON-LINKED SHEKEL SEGMENT   CPI LINKED SEGMENT           SEGMENT
                      -------------------------   ------------------   -----------------------
                                                     DECEMBER 31,
                      ------------------------------------------------------------------------
                             2003   2002             2003   2002            2003    2002
                             ----   ----             ----   ----            ----   -----
Total assets                 0.13   0.16             3.41   2.79            7.12    6.50
Total liabilities            0.11   0.10             3.24   2.70            7.09    6.58
Difference in years          0.02   0.06             0.17   0.09            0.03   (0.08)

The interest risk exists mainly in the CPI linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate The duration of assets in this segment as of December 31, 2003, is 3.41 years while the duration of liabilities is only 3.24 years, so that the duration differential is very small standing at about two months. A higher duration of assets creates exposure to increases in interest rate in this segment. The said exposure to interest risk is within the limits determined by the Board of Directors.

In the non-linked shekel segment, the duration differential is smaller resulting from a short duration of both assets and liabilities, due to the fact that most of the items are at a variable rate of interest.

In the foreign currency segment the average duration is affected by one loan in a considerable amount that has low risk characteristics, and which carries a fixed rate of interest. The average duration of assets in this segment is higher by 0.03 years than the average duration of liabilities. This differential results from the fact that a part of the short-term sources in foreign currency are by way of derivative financial instruments (swap transactions).

DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for asset and liability management, the Bank conducts transactions in financial derivatives.
As a result of the events of the second half of 2002, the Bank's activities in financial instruments were reduced to a minimum and at present they are mainly limited to forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing the Bank's position exposure.

CREDIT CONTROL - In accordance with the approval of the Supervisor of Banks from November 26, 2003, the Bank is exempt from compliance with the instructions of Proper Banking Procedure regarding credit control.

LIQUIDITY MANAGEMENT - The Bank of Israel has recently issued a new procedure regarding liquidity management. Due to the matter of the credit line being finalized, the Supervisor of Banks stated in his letter dated November 26, 2003 that the Bank is not required to implement part of the provisions of the aforementioned procedure.

DIRECTORS HAVING ACCOUNTING AND FINANCIAL EXPERTISE

According to a guideline issued by the Israel Securities Authority "a Director having accounting and financial expertise" is a Director that does not hold an executive position in the company and due to his education, experience or qualifications, has high expertise and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the Board of Directors issues and questions relating to the financial reporting of the company, with the object of approving and publishing fair financial statements. In accordance with this guideline a public company has to determine the appropriate minimum number of Directors as above.

Following the announcement of the Supervisor of Banks of his intention to apply the said guideline also to banks, the Bank is implementing this guideline as from its financial statements as of December 31, 2003.

The Board has decided that the appropriate minimum number of Directors having accounting and financial expertise in the case of the Bank should be two Directors, considering the significant decrease in the volume of activities of the Bank, the reduction in the lines of operation in which it is engaged and the focusing on the collection of loans. This number is adequate in order to enable the Board to comply with the duties it has to perform in accordance with the Law and the Banks Articles of Association, and in particular in relation to the examination of the financial position of the Bank and the preparation and approval of its financial statements.

As of date of approval of the financial statements (February 29, 2004), the Directors having accounting and financial expertise and the facts that prove them as such are as follows:

A. OLSHANSKY: Bachelor of Economics, served in the past in various positions in a commercial bank, including VP, Deputy CEO and joint CEO. Acted as CEO of an investment company (central management company of pension funds). Served as Chairman of the Board of a business concern that operated companies in the insurance, industry, commerce and construction fields. Served and is serving as Director in various companies. Engaged in financial and economic consulting.

Y. EIZNER: Bachelor of Economics and Statistics, studied business administration. In the past served for several years as CEO of a bank and as Director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank.

S. ESHBOL: CPA and Lawyer. In the past engaged in public accounting and for several years practices law. As part of her legal practice is engaged in commercial and financial fields. Served as Director of other companies.

H. ASHKENAZI: Bachelor of Economics, Law and Political Science. Master of Public Admin. Served in a line of executive duties in the government, public and private sectors, including the position of Director General of a government office. Practices law specializing in corporations and investments. Acted and is acting as Director of companies engaged in industry, construction and hi-tech. Served for three years (1999-2002) as Chairman of the Audit Committee of the Bank.

M. GAVISH: Bachelor of Economics and Law. Master of Business Admin. Served as Commissioner of Income Tax and Property Tax Authority and as CEO of a commercial bank. Served in the past and is serving as Chairman of the finance committees of various entities. Served and is serving as Director of companies and acts as CEO of companies and as a consultant.

R. ARMON: Bachelor of Political Science, studied business administration and law. Served in the past as Deputy CEO of a commercial bank and in charge of credits in that bank, served as Deputy CEO and Chairman of an investment company (central management company of pension funds). Served as Director and Chairman of various companies, serves as Director of the Bank since 1967 (not continuously), including as Chairman of the loan committee of the Board.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as of December 31, 2003 was 79, compared with 156 on December 31, 2002 and 170 employees on December 31, 2001.

REMUNERATION OF THE AUDITORS
(in NIS thousands)

                                        2003    2002
                                       -----   -----
For audit services*                      944     846
For other services                       171     172
                                       -----   -----

Total Auditors' fees                   1,115   1,018
                                       =====   =====

* Includes the audit of the financial statements, review of interim statements and audit of tax reports.

REMUNERATION OF SENIOR EXECUTIVES OF THE BANK FOR THE YEAR ENDED DECEMBER 31,
2003
In terms of NIS of December 2003
(in NIS thousands)

                            SEVERANCE PAY,      SUPPLEMENTARY
                            PROVIDENT FUND,     AMOUNTS WITH        TOTAL          LOANS GRANTED AT PREFERENTIAL TERMS**
                            PENSION, NATIONAL   RESPECT TO SALARY   SALARIES       -------------------------------------
                            INSURANCE,          RELATED BENEFITS    AND RELATED       BALANCE              BENEFIT
                            FURTHER EDUCATION   RESULTING FROM      BENEFITS NOT      AS AT      AVERAGE   GRANTED
                            ALLOWANCE AND       CHANGES IN SALARY   INCLUDING         DECEMBER   TERM      DURING THE
      NAME         SALARY   VACATION PAY (*)    DURING THE YEAR     PAYROLL TAX       31, 2003   (YEARS)   YEAR
----------------   ------   -----------------   -----------------   ------------      --------   -------   ----------
Cohen Raanan (a)      564                 204                   -            768             -         -           -
Galili Uri (a)        679                 233                   -            912             -         -           -
Savir Arieh (a)       583                 205                   -            788             -         -           -
Dekel Nathan (b)      561                 218                   -            779           109       2.0           6
Shmaya Rimon (b)      565                 218                   -            783            55       2.0           3

                   LOANS
                   GRANTED
                   UNDER
                   REGULAR   OTHER
      NAME         TERMS     BENEFITS
----------------   -------   --------
Cohen Raanan (a)         -         37
Galili Uri (a)           -         29
Savir Arieh (a)          -         29
Dekel Nathan (b)       109         31
Shmaya Rimon (b)        55         26

* Including provisions/payments of long service bonus and provisions for unutilized sick leave benefits.
**   The loans are linked to the CPI and are non-interest bearing.

(a) During 2002, employment contracts were signed with the Chairman of the Board, the C.E.O., and the deputy C.E.O., who commenced their employment with the Bank during 2002. The Bank undertook to employ the chairman of the board for a period of four years, and the C.E.O. and his deputy for periods of three years each. At December 31, 2002, the financial statements include a provision in an amount of NIS 3.6 million in respect of the period during which Management estimates that the services of these three officers will no longer be required. In 2003 this provision was decreased and at December 31, 2003 it amounts to NIS 1.7 million, due to a renewed evaluation of the Board as to the remainder of that period. This provision is not included in the payroll costs presented in the table above.

(b) In the past, the Bank signed employment contracts with four senior executives. Under these contracts, the Bank undertook to pay them additional severance payments in the event of termination (see Note 18A(4)). The maximum amount that the Bank will have to pay in the event that all of these four executives are terminated amounts to NIS 3.5 million. In respect of this commitment, a general provision was made, which is not included in the table above.

REMUNERATION OF SENIOR EXECUTIVES OF THE BANK FOR THE YEAR ENDED DECEMBER 31,
2002

In terms of NIS of December 2003

(in NIS thousands)

                                   SEVERANCE PAY,       SUPPLEMENTARY
                                  PROVIDENT FUND,        AMOUNTS WITH          TOTAL   LOANS GRANTED AT PREFERENTIAL TERMS**
                                PENSION, NATIONAL   RESPECT TO SALARY       SALARIES   -------------------------------------
                                       INSURANCE,    RELATED BENEFITS    AND RELATED       BALANCE                BENEFIT
                                FURTHER EDUCATION      RESULTING FROM   BENEFITS NOT         AS AT   AVERAGE      GRANTED
                                    ALLOWANCE AND   CHANGES IN SALARY      INCLUDING      DECEMBER      TERM   DURING THE
NAME                   SALARY    VACATION PAY (*)     DURING THE YEAR    PAYROLL TAX      31, 2002   (YEARS)         YEAR
--------------------   ------   -----------------   -----------------   ------------      --------   -------   ----------
Borochov Shlomo (1)       626                 173                   -            799             -         -            -
Ichilov Yehoshua (2)      352                 123                   -            475             -         -            -
Cohen Raanan (3)          224                  71                   -            295             -         -            -
Galili Uri (4)            323                 116                   -            439             -         -            -
Savir Arieh (5)           191                  73                   -            264             -         -            -
Blass David               596                 227                   -            823            83       2.0            4
Garten Jacob              609                 258                   -            867            27       1.0            1
Dekel Nathan              607                 273                   -            880           166       2.2            8
Shmaya Rimon              598                 283                   -            881            69       2.6            3

                         LOANS
                       GRANTED
                         UNDER
                       REGULAR      OTHER
NAME                     TERMS   BENEFITS
--------------------   -------   --------
Borochov Shlomo (1)          -         25
Ichilov Yehoshua (2)         -         22
Cohen Raanan (3)             -         11
Galili Uri (4)               -         13
Savir Arieh (5)              -          9
Blass David                 84         29
Garten Jacob                27         27
Dekel Nathan               166         37
Shmaya Rimon                69         28

* Including provisions/payments of long service bonus and provisions for unutilized sick leave benefits.
**   The loans are linked to the CPI and are non-interest bearing.

(1)  Ended his work with the Bank on August 14, 2002.
(2)  Ended his work with the Bank on July 14, 2002.
(3)  Began his work with the Bank on August 15, 2002.
(4)  Began his work with the Bank on July 15, 2002.
(5)  Began his work with the Bank on September 1, 2002.

MEMBERS OF MANAGEMENT OF THE BANK

FOLLOWING ARE THE MEMBERS OF MANAGEMENT AND THEIR DUTIES:

GALILI URI           CEO and Chief Business Manager

SAVIR ARIEH          Deputy CEO, Credit Supervisor

GARTEN JACOB         Risk control, Supervision and Computer Services Supervisor

DEKEL NATHAN         Operations Manager

SHMAYA RIMON         Comptroller

WARZAGER MICHAEL     General Counsel

DAVID YITZHAK        Internal Auditors

ATLAS NATAN          General Secretary

SOMEKH CHAIKINS      Auditors

THE BOARD OF DIRECTORS OF THE BANK

Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

DR. RAANAN COHEN     Education - University.
RAMAT GAN            Chairman of the Board of Directors of the Bank (since August 15, 2002).
                     Director: Oil Refineries Ltd.

RICHARD ARMONN       Education - University.  Deputy Chairman of the Board of Directors of the Bank.
TEL-AVIV             Chairman of the Israel-Romania Chamber of Commerce and Industry.
                     Director: Elhana Ltd. (family-held company)

AVI OLSHANSKY        Education - University. Economic and financial consultant, project promotion and
TEL-AVIV             development.
                     Director in the following companies:  Polgat Ltd., Azorim Investment Development &
                     Construction Company Ltd.  Camel Grinding Wheels Sarid Ltd. - Kibbutz Sarid Kibbutz
                     Zoraa - the business sector. Asif Provident Funds Management Company Ltd.

YACOB AIZNER         Education - University. Real estate development.
JERUSALEM            Director of the Bank since October 15, 2002
                     Director in Sadot Binyamina Ltd.

SHULAMIT ESHBOL      Attorney, C.P.A., Director of the Bank since November 10, 2002
ZICHRON YAAKOV

HILLEL ASHKENAZI     Attorney.
JERUSALEM            Director in the following companies: Aman Holdings Ltd. (Systems and Assets Ltd.), C.D.I.
                     Systems (1992) Ltd., Hanan (Management and Assets) Ltd.

YEHESKEL BEINISCH    Attorney
JERUSALEM            Director of the Bank since November 10, 2002
                     Director in the following companies: Card Guard AG (Switzerland),

EFRAT BRUNFELD       Education - University
GIVATAIM             Director of the Bank since December 26, 2002.
                     Director: Yahav Massad Mutual Funds Ltd. Arel Communications and Software Ltd.

MOSHE GAVISH         Attorney and Companies' Director
TEL-AVIV             Director of the Bank since November 10, 2002
                     Director in the following companies:
                     Ma'alot, Bituach Yashir, Afikim Hashkaot G.G. (2000) Ltd., Innoventions, Allium. Ltd.

EHUD GREEN           Attorney
JERUSALEM            Director of the Bank since December 26, 2002.

BEN-ZION DAGAN       Education - University
JERUSALEM            Director of the Bank since July 8, 2002

SISO SHMUEL          Attorney. Served as Director until July 4, 2002, rejoined the Board on October 6, 2002.
KIRYAT-YAM           Director of Israel Salt Industries Ltd., Head of the Kiriyat-Yam Municipality.

During 2003, the Board of Directors held 14 plenum meetings while its subcommittees held 47 meetings.

The Board of Directors of the Industrial Development Bank of Israel Ltd. wishes to thank the Management and staff for their achievements in collecting outstanding loans and in operating the Bank in this very difficult year.


------------------------------                    ------------------------------
Uri Galili                                        Dr. Raanan Cohen
C.E.O.                                            Chairman of the Board


Tel-Aviv, February 29, 2004

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS OF THE
BANK
--------------------------------------------------------------------------------

The following tables provide multi-period data on the development of the Bank's business position and the results of its operations

                                    CONTENTS

                                                                                     Exhibit
                                                                                     -------
Balance sheets - Multi-period data as at year ends 1999 - 2003                             A

Statements of income - Multi-period data for the years 1999 - 2003                         B

Rates of financing income and expenses                                                     C

Analysis of exposure to fluctuations in interest rates                                     D

Overall risk of credit to the public - analysis of overall risk by economic sector         E

Multi-quarter data 2002 - 2003 - Condensed balance sheets                                  F

Multi-quarter data 2002 - 2003 - Condensed statements of income                            G

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A
BALANCE SHEETS - MULTI-PERIOD DATA AS AT YEAR ENDS 1999 - 2003
IN TERMS OF NIS OF DECEMBER 2003

                                                       AS OF DECEMBER 31
                           ------------------------------------------------------------------------
                                   2003           2002           2001           2000           1999
                           ------------   ------------   ------------   ------------   ------------
                           NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                           ------------   ------------   ------------   ------------   ------------
ASSETS
Cash and deposits
   with banks                     143.9          243.6          725.2          761.0          730.2
Securities                         85.4           71.6          238.1          221.3          330.2
Credit to the public            9,189.6       10.908.1       12,223.3       11,426.6       10,604.2
Credit to governments             105.2          188.1          237.9          271.3          259.8
Investment in affiliates              -            0.9            1.4            2.6          100.8
Fixed assets                        4.7           10.2           12.9           13.9           13.7
Other assets                       28.2           51.8          204.1          109.7           62.8
Perpetual deposits
   with the Israeli
   Treasury                       799.3          799.9          798.5          798.4          797.7
                           ------------   ------------   ------------   ------------   ------------

Total assets                   10,356.3       12,274.2       14,441.4       13,604.8       12,899.4
                           ============   ============   ============   ============   ============

LIABILITIES AND
   SHAREHOLDERS' EQUITY
Deposits of the public            620.0        1,291.4        4,346.4        4,021.9        2,856.7
Deposits of banks               2,172.7        2,470.6          909.2          849.5          888.0
Deposits of the
   Government                   6,949.3        7,711.5        7,836.8        7,419.3        7,938.0
Debentures and
   capital notes                   28.2           35.2           35.2           48.9           54.6
Perpetual deposit                   0.1            0.1            0.1            0.1            0.1
Other liabilities                  76.2          156.2          276.0          193.9          125.8
                           ------------   ------------   ------------   ------------   ------------

Total liabilities               9,846.5       11,665.0       13,403.7       12,533.6       11,863.2
                           ------------   ------------   ------------   ------------   ------------

Non-participating
   shares                         314.2          333.5          331.1          307.3          315.7
Shareholders' equity              195.6          275.7          706.6          763.9          720.5
                           ------------   ------------   ------------   ------------   ------------

Total liabilities and
   shareholders' equity        10,356.3       12,274.2       14,441.4       13,604.8       12,899.4
                           ============   ============   ============   ============   ============

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT B

STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 1999 - 2003 IN TERMS OF NIS OF DECEMBER 2003

                                                                          FOR THE YEARS ENDED DECEMBER 31
                                                     ------------------------------------------------------------------------
                                                             2003           2002           2001           2000           1999
                                                     ------------   ------------   ------------   ------------   ------------
                                                     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                     ------------   ------------   ------------   ------------   ------------
Profit from financing
   operations before allowance
   for doubtful debts                                        66.9           79.5          164.0          118.4          107.1
Allowance for doubtful debts                                130.0          401.8          124.5           31.2           28.6
                                                     ------------   ------------   ------------   ------------   ------------
Profit (loss) from financing
   operations after allowance
   for doubtful debts                                       (63.1)        (322.3)          39.5           87.2           78.5
                                                     ------------   ------------   ------------   ------------   ------------

OPERATING AND OTHER
   INCOME -
Operating commissions                                         6.4          *12.3          *15.3          *13.5          *11.7
Gains (losses) from
   investments in shares                                     10.2           (4.2)           2.2           13.3           14.0
Other income                                                  5.4           *4.1           *4.3           *6.4           *4.5
                                                     ------------   ------------   ------------   ------------   ------------
Total operating and
   other income                                              22.0           12.2           21.8           33.2           30.2
                                                     ------------   ------------   ------------   ------------   ------------

OPERATING AND OTHER
   EXPENSES -
Salaries and related expenses                                33.7           49.7           57.6           52.7           50.8
Expenses in respect of
   employee terminations                                     (0.8)          35.7              -              -              -
Maintenance and depreciation
   of premises and equipment                                 11.9           14.7           16.4           15.2           13.9
Other expenses                                               20.5           19.7           19.0           17.1           16.4
                                                     ------------   ------------   ------------   ------------   ------------
Total operating and other
   expenses                                                  65.3          119.8           93.0           85.0           81.1
                                                     ------------   ------------   ------------   ------------   ------------

Operating profit (loss)
   before taxes on income                                  (106.4)        (429.9)         (31.7)          35.4           27.6
Taxes on income (tax benefit)                                (2.7)          (0.4)           0.3            6.3            5.5
                                                     ------------   ------------   ------------   ------------   ------------
Operating profit (loss) after
   taxes on income                                         (103.7)        (429.5)         (32.0)          29.1           22.1

OTHER ITEMS
Special income from the
   Israeli Treasury, net                                        -            6.4           14.9           14.3           14.7
Equity in earnings (losses) of
   affiliates net of related taxes                           (0.4)          (0.5)          (3.3)           4.1            6.3
Capital gain (loss), net                                     (0.3)           0.1              -              -              -
Net gain on sale of
   investment in an affiliate                                   -              -              -            0.7              -
                                                     ------------   ------------   ------------   ------------   ------------
Total other items                                            (0.7)           6.0           11.6           19.1           21.0
                                                     ------------   ------------   ------------   ------------   ------------
NET PROFIT (LOSS) FOR THE YEAR                             (104.4)        (423.5)         (20.4)          48.3           43.1
                                                     ============   ============   ============   ============   ============
NET PROFIT (LOSS) PER AN
   AMOUNT EQUAL TO $1 OF
   THE PAR VALUE OF -

                                                              NIS            NIS            NIS           NIS             NIS
                                                     ------------   ------------   ------------   ------------   ------------
"C" "CC" and "CC1"
   preference shares                                        (1.79)         (7.23)         (0.27)          0.90           0.81
"A" ordinary shares                                         (1.79)         (7.37)         (0.62)          0.59           0.48
Preferred ordinary shares                                   (1.79)         (7.37)         (0.54)          0.65           0.54

*  Reclassified

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT C

RATES OF FINANCING INCOME AND EXPENSES (1)
IN TERMS OF NIS OF DECEMBER 2003

                                                                             2003
                                                  ----------------------------------------------------------
                                                                             RATE OF INCOME   RATE OF INCOME
                                                                 FINANCING       (EXPENSES)       (EXPENSES)
                                                      AVERAGE       INCOME    NOT INCLUDING        INCLUDING
                                                  BALANCE (2)   (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                  -----------   ----------   --------------   --------------
                                                        NIS MILLIONS                      %                %
                                                  ------------------------   --------------   --------------
ISRAELI CURRENCY - NON-LINKED
Assets                                                1,298.6        142.3            10.96
Effect of derivatives ALM (3)                           674.0         66.7
                                                  -----------   ----------
Total assets                                          1,972.6        209.0                             10.60
Liabilities                                           2,348.4       (240.5)          (10.24)          (10.24)
                                                                             --------------   --------------
Interest margin                                                                        0.72             0.36
                                                                             --------------   --------------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                1,322.4         63.8             4.82             4.82
Liabilities                                           1,095.2        (33.0)           (3.01)
Effect of derivatives ALM (3)                            88.8         (2.8)
                                                  -----------   ----------
Total liabilities                                     1,184.0        (35.8)                            (3.02)
                                                                             --------------   --------------
Interest margin                                                                        1.81             1.80
                                                                             --------------   --------------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                7,774.6        145.8             1.88
Effect of derivatives ALM (3)                           179.1          6.7
                                                  -----------   ----------
Total assets                                          7,953.7        152.5                              1.92
Liabilities                                           7,093.8       (103.8)           (1.46)
Effect of derivatives ALM (3)                           764.3        (28.5)
                                                  -----------   ----------
Total liabilities                                     7,858.1       (132.3)                            (1.68)
                                                                             --------------   --------------
Interest margin                                                                        0.42             0.24
                                                                             --------------   --------------

TOTAL
Monetary assets generating financial income          10,395.6        351.9             3.38
Effect of derivatives ALM (3)                           853.1         73.4
                                                  -----------   ----------
Total monetary assets generating financing
   income                                            11,248.7        425.3                              3.78
Monetary liabilities generating financing
   expenses                                          10,537.4       (377.3)           (3.58)
Effect of derivatives ALM (3)                           853.1        (31.3)
                                                  -----------   ----------
Total liabilities generating financing expenses      11,390.5       (408.6)                            (3.59)
                                                                             --------------   --------------
Interest margin                                                                       (0.20)            0.19
                                                                             --------------   --------------

                                                                             2002
                                                  ----------------------------------------------------------
                                                                             RATE OF INCOME   RATE OF INCOME
                                                                 FINANCING       (EXPENSES)       (EXPENSES)
                                                      AVERAGE       INCOME    NOT INCLUDING        INCLUDING
                                                  BALANCE (2)   (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                  -----------   ----------   --------------   --------------
                                                        NIS MILLIONS                      %                %
                                                  ------------------------   --------------   --------------
ISRAELI CURRENCY - NON-LINKED
Assets                                                1,602.7         36.7             2.29
Effect of derivatives ALM (3)                           500.8         11.5
                                                  -----------   ----------
Total assets                                          2,103.5         48.2                              2.29
Liabilities                                           2,031.5        (44.6)           (2.20)           (2.20)
                                                                             --------------   --------------
Interest margin                                                                        0.09             0.09
                                                                             --------------   --------------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                1,883.1         80.4             4.27             4.27
Liabilities                                           1,823.6        (82.2)           (4.51)
Effect of derivatives ALM (3)
                                                  -----------   ----------
Total liabilities                                     1,823.6        (82.2)                            (4.51
                                                                             --------------   --------------
Interest margin                                                                       (0.24)           (0.24)
                                                                             --------------   --------------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                9,167.4        673.9             7.35
Effect of derivatives ALM (3)                          (500.8)        (1.7)
                                                  -----------   ----------
Total assets                                          8,666.6        672.2                              7.76
Liabilities                                           8.592.8       (645.6)           (7.51)
Effect of derivatives ALM (3)
                                                  -----------   ----------
Total liabilities                                     8,592.8       (645.6)                            (7.51)
                                                                             --------------   --------------
Interest margin                                                                       (0.16)            0.25
                                                                             --------------   --------------

TOTAL
Monetary assets generating financial income          12,653.2        790.9             6.25
Effect of derivatives ALM (3)                               -          9.8
                                                  -----------   ----------
Total monetary assets generating financing
   income                                            12,653.2        800.7                              6.33
Monetary liabilities generating financing
   expenses                                          12,448.0       (772.5)           (6.21)
Effect of derivatives ALM (3)
                                                  -----------   ----------
Total liabilities generating financing expenses      12,448.0       (772.5)                            (6.21)
                                                                             --------------   --------------
Interest margin                                                                        0.04             0.12
                                                                             --------------   --------------

FOOTNOTES:
(1) The data in this table is presented before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).
(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.
(3) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.
(4)    Including Israeli currency linked to foreign currency.
(5) The data for 2003 is presented according to the instructions of the Supervisor of Banks effective January 1, 2003., therefore it is not comparable with the data for 2002, presented under the former instructions.
Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

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                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF NIS OF DECEMBER 2003

                                                                             2003
                                                  ----------------------------------------------------------
                                                                             RATE OF INCOME   RATE OF INCOME
                                                                 FINANCING       (EXPENSES)       (EXPENSES)
                                                      AVERAGE       INCOME    NOT INCLUDING        INCLUDING
                                                  BALANCE (2)   (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                  -----------   ----------   --------------   --------------
                                                        NIS MILLIONS                      %                %
                                                  ------------------------   --------------   --------------
In respect of options                                                  5.1
Financing commissions and other financing
   income                                                             59.3
Other financing expenses                                             (14.2)
                                                                ----------
Financing income before allowance for doubtful
   debts                                                              66.9
Allowance for doubtful debts (including general
   and supplementary provisions)                                    (130.0)
                                                                ----------

Earnings from financing operations after
   allowance for doubtful debts                                      (63.1)
                                                                ==========
Other monetary assets                                   863.6
General and supplementary allowance for
   doubtful debts                                       (83.7)

Non-monetary assets                                      63.1
                                                  -----------
Total assets                                         11,238.6
                                                  ===========

Other monetary liabilities                              136.7
Non-monetary liabilities                                  5.7
Capital resources                                       558.8
                                                  -----------

Total liabilities and capital resources              11,238.6
                                                  ===========

                                                                             2002
                                                  ----------------------------------------------------------
                                                                             RATE OF INCOME   RATE OF INCOME
                                                                 FINANCING       (EXPENSES)       (EXPENSES)
                                                      AVERAGE       INCOME    NOT INCLUDING        INCLUDING
                                                  BALANCE (2)   (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                  -----------   ----------   --------------   --------------
                                                         NIS MILLIONS                     %                %
                                                  ------------------------   --------------   --------------
In respect of options                                                 25.2
Financing commissions and other financing
   income                                                             41.8
Other financing expenses                                             (15.8)
                                                                ----------
Financing income before allowance for doubtful
   debts                                                              79.5
Allowance for doubtful debts (including general
   and supplementary provisions)                                    (401.8)
                                                                ----------

Earnings from financing operations after
   allowance for doubtful debts                                     (322.3)
                                                                ==========
Other monetary assets                                   936.7
General and supplementary allowance for
   doubtful debts                                       (74.3)

Non-monetary assets                                      42.9
                                                  -----------
Total assets                                         13,558.5
                                                  ===========

Other monetary liabilities                              183.3
Non-monetary liabilities                                 10.4
Capital resources                                       916.8
                                                  -----------

Total liabilities and capital resources              13,558.5
                                                  ===========

FOOTNOTES:

(1) The data in this table is presented before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.
Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

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                                                              EXHIBIT C (CONT'D)

RATES OF FINANCING INCOME AND EXPENSES (1)
IN TERMS OF US DOLLARS

                                                                        2003
                                             ----------------------------------------------------------
                                                                        RATE OF INCOME   RATE OF INCOME
                                                            FINANCING       (EXPENSES)       (EXPENSES)
                                                 AVERAGE       INCOME    NOT INCLUDING        INCLUDING
                                             BALANCE (2)   (EXPENSES)      DERIVATIVES      DERIVATIVES
                                             -----------   ----------   --------------   --------------
                                                    $ MILLIONS                       %                %
                                             ------------------------   --------------   --------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                           1,725.7        113.2             6.56
Effect of derivatives ALM (3)                       39.7          0.8
                                             -----------   ----------
Total assets                                     1,765.4        114.0                              6.46
Liabilities                                      1,575.2       (106.1)           (6.74)
Effect of derivatives ALM (3)                      169.0         (2.2)
                                             -----------   ----------
Total liabilities                                1,744.2       (108.3)                            (6.21)
                                                                        --------------   --------------
Interest margin                                                                  (0.18)            0.25
                                                                        --------------   --------------

                                                                        2002
                                             ----------------------------------------------------------
                                                                        RATE OF INCOME   RATE OF INCOME
                                                            FINANCING       (EXPENSES)       (EXPENSES)
                                                 AVERAGE       INCOME    NOT INCLUDING        INCLUDING
                                             BALANCE (2)   (EXPENSES)      DERIVATIVES      DERIVATIVES
                                             -----------   ----------   --------------   --------------
                                                    $ MILLIONS                       %               %
                                             ------------------------   --------------   --------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                           1,947.9        124.9             6.41
Effect of derivatives ALM (3)                     (107.7)        (0.4)
                                             -----------   ----------
Total assets                                     1,840.2        124.5                              6.77
Liabilities                                      1,825.3        117.4            (6.43)
Effect of derivatives ALM (3)
                                             -----------   ----------
Total liabilities                                1,825.3       (117.4)                            (6.43)
                                                                        --------------   --------------
Interest margin                                                                  (0.02)            0.34
                                                                        --------------   --------------

FOOTNOTES:
(1) The data in this table is presented before and after the effect of derivative instruments (including the effect of off-balance sheet derivative instruments.
(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.
(3) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.
(4)  Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

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                                                                       EXHIBIT D

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2003 IN TERMS OF NIS OF DECEMBER 2003

                                                                      DECEMBER 31, 2003
                                    ---------------------------------------------------------------------------------
                                           ON     FROM       FROM      FROM       FROM                  FROM
                                       DEMAND   ONE TO   THREE TO    ONE TO   THREE TO        FROM    TEN TO     OVER
                                    AND UP TO    THREE     TWELVE     THREE       FIVE     FIVE TO    TWENTY   TWENTY
                                    ONE MONTH   MONTHS     MONTHS     YEARS      YEARS   TEN YEARS     YEARS    YEARS
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
                                                                        NIS millions
                                    ---------------------------------------------------------------------------------
ISRAELI CURRENCY - NON LINKED
Total assets                          1,128.3     29.0       17.9      16.5        3.0         0.1         -        -
Total liabilities                     2,227.4     43.8       80.5       5.9          -           -         -        -
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Difference                           (1,099.1)   (14.8)     (62.6)     10.6        3.0         0.1         -        -
Effect of future transactions           446.1     17.5      226.5         -          -           -         -        -
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Exposure to interest rate changes      (653.0)     2.7      163.9      10.6        3.0         0.1         -        -
Segment cumulative exposure            (653.0)  (650.3)    (486.4)   (475.8)    (472.8)     (472.7)   (472.7)  (472.7)
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
ISRAELI CURRENCY -
   LINKED TO THE CPI
Total assets                             21.1     62.8      214.2     342.1      169.3       193.0      57.4        -
Total liabilities                        41.4     38.2      150.0     223.8      104.7       184.8       2.8        -
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Difference                              (20.3)    24.6       64.2     118.3       64.6         8.2      54.6        -
Effect of future transactions               -        -     (226.5)        -          -           -         -        -
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Exposure to interest rate changes       (20.3)    24.6     (162.3)    118.3       64.6         8.2      54.6        -
Segment cumulative exposure             (20.3)     4.3     (158.0)    (39.7)      24.9        33.1      87.7     87.7
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
FOREIGN CURRENCY AND
   LINKED THERETO

Total assets                            376.7    268.5      549.1   1,184.9      986.0     1,855.2   1,959.8     42.6
Total liabilities                        95.3    170.6      493.8   1,142.1      984.4     1,846.2   1,963.7     45.2
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Difference                              281.4     97.9       55.3      42.8        1.6         9.0      (3.9)    (2.6)
Effect of future transactions          (446.1)   (17.5)         -         -          -           -         -        -
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Exposure to interest rate changes      (164.7)    80.4       55.3      42.8        1.6         9.0      (3.9)    (2.6)
Segment cumulative exposure            (164.7)   (84.3)     (29.0)     13.8       15.4        24.4      20.5     17.9
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
OVERALL EXPOSURE TO
   CHARGES IN INTEREST RATES
Total assets**                        1,526.1    360.3      781.3   1,543.5    1,158.3     2,048.3   2,017.2     42.6
Total liabilities                     2,364.1    252.6      724.3   1,371.8    1,089.1     2,031.0   1,966.5     45.2
                                    ---------   ------   --------   -------   --------   ---------   -------   ------
Difference                             (838.0)   107.7       56.9     171.7       69.2        17.3      50.7     (2.6)
Exposure to interest rate changes      (838.0)   107.7       56.9     171.7       69.2        17.3      50.7     (2.6)
                                    ---------   ------   --------   -------   --------   ---------   -------   ------

Cumulative exposure                    (838.0)  (730.3)    (673.4)   (501.7)    (432.5)     (415.2)   (364.5)  (367.1)
                                    ---------   ------   --------   -------   --------   ---------   -------   ------

                                                DECEMBER 31, 2003                 DECEMBER 31, 2002
                                    ------------------------------------------   -------------------
                                      WITHOUT              INTERNAL              INTERNAL
                                        FIXED               RATE OF    AVERAGE    RATE OF    AVERAGE
                                    MATURITY*      TOTAL     RETURN   MATURITY     RETURN   MATURITY
                                    ---------   --------   --------   --------   --------   --------
                                        NIS millions              %      YEARS          %      YEARS
                                    --------------------   --------   --------   --------   --------
ISRAELI CURRENCY - NON LINKED
Total assets                                -    1,194.8       9.33       0.13      12.46       0.16
Total liabilities                         0.1    2,357.7       5.32       0.11      11.26       0.10
                                    ---------   --------   --------   --------   --------   --------
Difference                               (0.1)  (1,162.9)      4.01       0.02       1.20       0.06
Effect of future transactions               -      690.1
                                    ---------   --------
Exposure to interest rate changes        (0.1)    (472.8)
Segment cumulative exposure            (472.8)    (472.8)
                                    ---------   --------
ISRAELI CURRENCY -
   LINKED TO THE CPI
Total assets                            799.3    1,859.2       5.61       3.41       5.65       2.79
Total liabilities                           -      745.7       2.81       3.24       3.40       2.70
                                    ---------   --------   --------   --------   --------   --------
Difference                              799.3    1,113.5       2.80       0.17       2.25       0.09
Effect of future transactions               -     (226.5)
                                    ---------   --------
Exposure to interest rate changes       799.3      887.0
Segment cumulative exposure             887.0      887.0
                                    ---------   --------
FOREIGN CURRENCY AND
   LINKED THERETO

Total assets                                -    7,222.8       7.12       6.80       7.13       6.50
Total liabilities                           -    6,741.3       7.09       6.82       7.09       6.58
                                    ---------   --------   --------   --------   --------   --------
Difference                                  -      481.5       0.03      (0.02)      0.04      (0.08)
Effect of future transactions               -     (463.6)
                                    ---------   --------
Exposure to interest rate changes           -       17.9
Segment cumulative exposure              17.9       17.9
                                    ---------   --------
OVERALL EXPOSURE TO
   CHARGES IN INTEREST RATES
Total assets**                          799.3   10,276.8       7.10       5.41       7.46       5.08
Total liabilities                         0.1    9,844.7       6.34       4.94       7.45       4.68
                                    ---------   --------   --------   --------   --------   --------
Difference                              799.2      432.1       0.76       0.47       0.01       0.40
Exposure to interest rate changes       799.2      432.1
                                    ---------   --------

Cumulative exposure                     432.1      432.1
                                    ---------   --------

1. The maturity distribution, presented above, represents the present value of future flows, computed at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.
2. The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.
* The amounts stated in the "without fixed maturity" column are the amounts as stated in the balance sheet.
**   Including shares, which are stated in the "without fixed maturity" column.

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                                                                       EXHIBIT E

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY ECONOMIC SECTOR IN TERMS OF NIS OF DECEMBER 2003

                                                                         DECEMBER 31, 2003
                                        ----------------------------------------------------------------------------------
                                                                                                      ANNUAL
                                                                                                 EXPENSE FOR
                                                             OFF-BALANCE    TOTAL RISK OF       THE SPECIFIC    BALANCE OF
                                          BALANCE SHEET     SHEET CREDIT        CREDIT TO      ALLOWANCE FOR   PROBLEMATIC
                                        CREDIT RISK (1)         RISK (2)           PUBLIC     DOUBTFUL DEBTS     DEBTS (3)
                                        ---------------   --------------   --------------   ----------------   -----------
                                                                             NIS MILLIONS
                                        ----------------------------------------------------------------------------------
Agriculture                                        25.0                -             25.0                  -           7.7
Industry                                          922.5             90.5          1,013.0               66.1         543.1
Construction and real estate                      524.9            135.3            660.2               18.8         433.8
Electricity                                     6,575.2             17.7          6,593.9                1.2          84.8
Water                                                 -                -                -                  -             -
Commerce                                           97.5              6.1            103.6                4.9          47.3
Restaurants and hotels                             83.1             31.9            115.0                6.8          77.0
Transport and storage                              90.5              0.2             90.8                0.1           0.2
Communications andcomputer services                93.5              8.8            102.3                7.8          29.4
Financial services                                344.8            109.2            454.0               10.0         121.1
Other business services                           264.9              2.8            267.7                6.7          43.6
Public and community services                     233.8              1.3            235.1               11.5         146.6
Private households                                 27.5              0.8             28.2                  -           2.8
                                        ---------------   --------------   --------------   ----------------   -----------
Total                                           9,283.2            404.6          9,688.8              133.9       1,447.4
                                        ===============   ==============   ==============   ================   ===========
Credit risk included in the
   various industry sectors:
Agricultural settlement movements (4)             345.7              5.4            351.1               10.2         163.3
Local authorities                                  16.9                -             16.9                  -           1.9

                                                                         DECEMBER 31, 2002
                                        ----------------------------------------------------------------------------------
                                                                                                      ANNUAL
                                                                                                 EXPENSE FOR
                                                             OFF-BALANCE    TOTAL RISK OF       THE SPECIFIC    BALANCE OF
                                          BALANCE SHEET     SHEET CREDIT        CREDIT TO      ALLOWANCE FOR   PROBLEMATIC
                                        CREDIT RISK (1)         RISK (2)           PUBLIC     DOUBTFUL DEBTS     DEBTS (3)
                                        ---------------   --------------   --------------   ----------------   -----------
                                                                             NIS MILLIONS
                                        ----------------------------------------------------------------------------------
Agriculture
Industry                                           35.7              0.2             35.9                0.3          12.8
Construction and real estate                   *1,506.4           *219.2         *1,725.6             *112.4        *517.9
Electricity                                       558.3            210.1            768.4               74.4         331.0
Water                                          *7,051.0            *52.7         *7,103.7               *6.2         *19.5
Commerce                                            0.2                -              0.2                  -             -
Restaurants and hotels                            137.8             15.8            153.6               20.3          58.9
Transport and storage                              95.4             32.7            128.1               22.8         110.4
Communications andcomputer services               126.0              5.3            131.3                1.2          47.7
Financial services                                175.4             12.0            187.4               16.5          59.9
Other business services                           521.3            216.1            737.4               82.7          92.6
Public and community services                     478.3             12.6            490.9               11.5          46.5
Private households                                294.1              2.9            297.0               39.1         145.4
Total                                              42.9              3.6             46.5                4.4           9.2
                                        ---------------   --------------   --------------   ----------------   -----------
                                               11,022.8            783.2         11,806.0              391.6       1,451.8
                                        ===============   ==============   ==============   ================   ===========
Credit risk included in the
   various industry sectors:
Agricultural settlement movements (4)
Local authorities                                 464.2             41.4            505.6               19.3         214.5
                                                   58.0                -             58.0                  -           4.3

(1)  Credit to the public and investments in debentures of the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers liability limitation include components of off-balance sheet risk.
(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.
*    Reclassified

The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

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                                                                       EXHIBIT F

CONDENSED QUARTERLY BALANCE SHEETS FOR 2003 AND 2002
IN TERMS OF NIS OF DECEMBER 2003

YEAR                                                            2003                                        2002
                                              -----------------------------------------   -----------------------------------------
QUARTER                                              4          3          2          1          4          3          2          1
                                              --------   --------   --------   --------   --------   --------   --------   --------
                                                             NIS MILLIONS                                NIS MILLIONS
                                              -----------------------------------------   -----------------------------------------
ASSETS
Cash and deposits with banks                     143.9      101.3      114.0      169.8      243.6      147.9      288.3      553.4
Securities                                        85.4       81.2       98.2       75.1       71.6       64.0      106.3      215.2
Credit to the public                           9,189.6    9,526.8    9,544.7   10,381.0   10.908.1   11,572.5   11,712.5   12,174.2
Credit to governments                            105.2      139.0      134.7      179.9      188.1      219.7      224.8      251.8
Investment in affiliates                             -          -        0.9        0.9        0.9        1.6        0.9        0.8
Fixed assets                                       4.7        5.7        7.2        8.7       10.2       10.9       11.7       11.9
Other assets                                      28.2       33.2       46.5       76.0       51.8       63.8      151.9      148.1
Perpetual deposits with the Israel Treasury      799.3      801.7      802.4      796.1      799.9      794.8      787.4      793.8
                                              --------   --------   --------   --------   --------   --------   --------   --------
Total assets                                  10,356.3   10,688.9   10.748.6   11,687.5   12,274.2   12.875.2   13,283.8   14,149.2
                                              ========   ========   ========   ========   ========   ========   ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                           620.0      657.3      757.4      962.7    1,291.4    1,731.5    3,597.0    4,047.7
Deposits of banks                              2,172.7    2,172.7    2,314.2    2,445.9    2,470.6    2,220.0      725.4      804.9
Deposits of the Government                     6,949.3    7,238.2    7,029.5    7,552.4    7,711.5    7,932.6    7,853.6    8,038.5
Perpetual deposit                                  0.1        0.1        0.1        0.1        0.1        0.1        0.1        0.1
Capital notes                                     28.2       29.1       27.4       35.2       35.2       36.7       36.9       36.8
Other liabilities                                 76.2       79.1       75.9      106.6      156.2      178.0      216.0      225.7
                                              --------   --------   --------   --------   --------   --------   --------   --------
Total liabilities                              9,846.5   10,176.5   10,204.5   11,102.9   11,665.0   12,098.9   12,429.0   13,153.7
                                              ========   ========   ========   ========   ========   ========   ========   ========

Non-participating shares                         314.2      317.4      305.1      327.4      333.5      341.3      336.3      341.9
Shareholders' equity                             195.6      195.0      239.0      257.2      275.7      435.0      518.5      653.6
                                              --------   --------   --------   --------   --------   --------   --------   --------

Total liabilities and shareholders' equity    10,356.3   10,688.9   10,748.6   11,687.5   12,274.2   12,875.2   13,283.8   14,149.2
                                              ========   ========   ========   ========   ========   ========   ========   ========

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                                                                       EXHIBIT G
CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2003 AND 2002
IN TERMS OF NIS OF DECEMBER 2003

YEAR                                                        2003                            2002
                                                ----------------------------   -------------------------------
QUARTER                                            4       3       2       1        4       3        2       1
                                                ----   -----   -----   -----   ------   -----   ------   -----
                                                        NIS MILLIONS                    NIS MILLIONS
                                                ----------------------------   -------------------------------
Profit from financing operations before
   allowance for doubtful debts                 38.1    15.0     5.4     8.4      9.3    23.2     20.2    26.8
Allowance for doubtful debts                    37.2    26.4    48.1    18.3    169.4    58.0    132.0    42.4
                                                ----   -----   -----   -----   ------   -----   ------   -----
Profit (loss) from financing operations after
   allowance for doubtful debts                  0.9   (11.4)  (42.7)   (9.9)  (160.1)  (34.8)  (111.8)  (15.6)
                                                ----   -----   -----   -----   ------   -----   ------   -----
OPERATING AND OTHER INCOME
Operating commissions                            1.6    *1.2    *1.8    *1.8     *2.0    *3.7     *3.0    *3.6
Gains (losses) from investments in shares        6.3       -     3.6     0.3     (1.1)   (1.0)    (0.4)   (1.7)
Other income                                     0.5    *1.0    *2.4    *1.5     *1.2    *0.7     *1.3    *0.9
                                                ----   -----   -----   -----   ------   -----   ------   -----
Total operating and other income                 8.4     2.2     7.8     3.6      2.1     3.4      3.9     2.8
                                                ----   -----   -----   -----   ------   -----   ------   -----
OPERATING AND OTHER EXPENSES
Salaries and related expenses                    6.7    *7.6    *9.8    *9.6     11.2    12.1     11.7    14.7
Expenses in respect of employee terminations     0.7     0.3    (1.8)      -      0.2    34.1      1.4       -
Maintenance and depreciation of premises
   and equipment                                 1.4     4.0     3.2     3.3      3.8     3.8      3.6     3.5
Other expenses                                   6.7     4.7     4.1     5.0      6.7     4.8      4.4     3.8
                                                ----   -----   -----   -----   ------   -----   ------   -----
Total operating and other expenses              15.5    16.6    15.3    17.9     21.9    54.8     21.1    22.0
                                                ----   -----   -----   -----   ------   -----   ------   -----
Operating loss before taxes on income           (6.2)  (25.8)  (50.2)  (24.2)  (179.9)  (86.2)  (129.0)  (34.8)
Taxes on income (tax savings)                      -       -    (2.7)      -     (0.6)      -      0.5    (0.3)
                                                ----   -----   -----   -----   ------   -----   ------   -----
Operating loss after taxes on income            (6.2)  (25.8)  (47.5)  (24.2)  (179.3)  (86.2)  (129.5)  (34.5)
                                                ----   -----   -----   -----   ------   -----   ------   -----
OTHER ITEMS
Special income from the Israeli Treasury, net      -       -       -       -        -       -      3.2     3.2
Share in losses of an affiliate                    -    (0.4)      -       -        -       -        -    (0.5)
Capital gain (loss)                             (0.1)   (0.3)      -     0.1        -     0.1        -       -
                                                ----   -----   -----   -----   ------   -----   ------   -----
Total other items                               (0.1)   (0.7)    0.0     0.1        -     0.1      3.2     2.7
                                                ----   -----   -----   -----   ------   -----   ------   -----

Loss for the period                             (6.3)  (26.5)  (47.5)  (24.1)  (179.3)  (86.1)  (126.3)  (31.8)
                                                ====   =====   =====   =====   ======   =====   ======   =====

                                                     NIS                             NIS
                                        ----------------------------   --------------------------------
LOSS PER AN AMOUNT EQUAL TO
   $1 OF THE PAR VALUE OF -
"C", "CC" and "CC1" preference shares   (0.11)  (0.46)  (0.82)  (0.40)  (3.07)  (1.48)  (2.15)  (0.53)
"A" ordinary shares                     (0.11)  (0.46)  (0.82)  (0.40)  (3.07)  (1.48)  (2.22)  (0.60)
Preferred ordinary shares               (0.11)  (0.46)  (0.82)  (0.40)  (3.07)  (1.48)  (2.22)  (0.60)

*    Reclassfieid

                                   Industrial Development Bank of Israel Limited
MANAGEMENT REVIEW
--------------------------------------------------------------------------------

MANAGEMENT AND BOARD OF DIRECTORS STATEMENT REGARDING ITS RESPONSIBILITY FOR THE ANNUAL REPORT

The Management of the Bank has prepared the annual report and is responsible for its reliability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements, of necessity requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure proper standards for the Bank's financial reporting, Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their soundness is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that, it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision of the amount of resources to be invested in operating the control procedures must be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the Companies Law, is responsible for the financial statements and approval thereof, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The CEO is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, KPMG Somekh Chaikin, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulation (Manner of Auditors' Performance) and certain auditing standards promulgated by the Institute of Certified Public Accountants in the USA, the use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their examination was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the Supervisor of Banks. Pursuant to Section 170 of the Companies Law, the auditors are responsible to the Company and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the Management Review (henceforth - the ancillary information) was given to the external auditors for their perusal, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their examination. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those that they considered necessary for the purpose of auditing the financial statements.

--------------------------   -----------------------   -------------------------
DR. RAANAN COHEN             URI GALILI                RIMON SHMAYA
Chairman of the Board        C.E.O.                    Comptroller

DATE OF APPROVAL OF THE REPORT:  February 29, 2004

                           THE INDUSTRIAL DEVELOPMENT
                             BANK OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2003

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

CONTENTS

                                                                            PAGE
Auditors' Report                                                              39

Financial Statements -

Balance Sheets                                                                41

Statements of Income                                                          43

Statement of Shareholders' Equity                                             44

Statements of Cash Flows                                                      45

Notes to the Financial Statements                                             47

[KPMG LOGO]

     Somekh Chaikin

     Mail address          Office address             Telephone 972 3 684 8000
     PO Box 609            KPMG Millennium Tower      Fax 972 3 684 8444
     Tel-Aviv 61006        17 Ha'arba'a Street
     Israel                Tel Aviv 61070
                           Israel

AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development Bank of Israel Limited (the Bank), detailed hereunder:

a.   Balance sheets as of December 31, 2003 and 2002.
b. Statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2003.

These financial statements are the responsibility of the Bank's Board of Directors and its management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audit in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulation (Manner of Auditors' Performance) - 1973, and standards the implementation of which in audits of banking corporations is determined in guidelines of the Supervisor of Banks. Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2003 and 2002, and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2003, in conformity with generally accepted accounting principles. Furthermore, these statements have, in our opinion, been prepared in conformity with the directives and guidelines of the Supervisor of Banks.

As explained in Note 1B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

[LOGO] Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss association.

Without qualifying our opinion, we would call attention to the following:

A.   Note 1 of the financial statements which deals with:

     1. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits, and which raise doubts as to the ability of the Bank to continue operating as a banking corporation. Following these liquidity problems, on August 22, 2002, the Bank turned to the Governor of the Bank of Israel with a request for a special credit line.

     2. A special credit line granted to the Bank by Bank of Israel on November 14, 2002, secured by a floating first degree charge in favor of the Bank of Israel on all of the assets of the Bank except for certain assets, and a notice of the Governor of Bank of Israel dated September 1, 2003, regarding changes in the terms of the credit line, as discussed in the said Note.

     3. The decision of the Bank's Board of Directors to adopt a run-off plan for the supervised realization of the Bank's loan assets, in view of the difficulties in carrying out the sale of the Bank's asset and liability portfolio as previously decided on by the Government and approved by the Board of Directors, and the decision of the Ministerial Committee for Social and Economic Affairs (The social economic Cabinet) to approve the "Run Off" plan (hereunder - the Government's decision to adopt the "Run Off" plan), as discussed in the said Note.

     The ability of the Bank to honor its obligations depends upon the continuation of the special credit line from the Bank of Israel and the implementation of the Government's decision to adopt the run-off plan. In the event that the controlled realization of the Bank's loan assets is completed, the Bank will cease operating as a banking corporation under its present format.

B. Note 16A to the financial statements regarding the minimum capital ratio of the Bank as of December 31, 2003, that has fallen below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures Regulations.

C. Note 21 regarding the litigation pending against the Bank and its executive officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its executive officers, as detailed in the Note.

The financial statements do not contain any changes in value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking corporation in its present format.

Somekh Chaikin
Certified Public Accountants (Isr.)

February 29, 2004

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                              2003           2002
                                                      ------------   ------------
                                               NOTE   NIS MILLIONS   NIS MILLIONS
                                               ----   ------------   ------------
ASSETS

Cash and deposits with banks                      2          143.9          243.6

Securities                                        3           85.4           71.6

Credit to the public                              4        9,189.6       10,908.1

Credit to governments                             5          105.2          188.1

Investment in affiliates                          6              -            0.9

Fixed assets                                      7            4.7           10.2

Other assets                                      8           28.2           51.8

Perpetual deposits with the Israeli Treasury      9          799.3          799.9

                                                      ------------   ------------

Total assets                                              10,356.3       12,274.2
                                                      ============   ============

-----------------------------
Dr. Raanan Cohen - Chairman of the Board


-----------------------------
Moshe Gavish - Director


-----------------------------
Uri Galili - Chief Executive Officer


-----------------------------
Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 29, 2004

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

                                                              2003           2002
                                                      ------------   ------------
                                               NOTE   NIS MILLIONS   NIS MILLIONS
                                               ----   ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                           10          620.0        1,291.4

Deposits of banks                                11        2,172.7        2,470.6

Deposits of the Government                                 6,949.3        7,711.5

Perpetual deposit                                12            0.1            0.1

Capital notes                                    13           28.2           35.2

Other liabilities                                14           76.2          156.2
                                                      ------------   ------------

Total liabilities                                          9,846.5       11,665.0

Non-participating shares                         15          314.2          333.5

Shareholders' equity                             16          195.6          275.7

                                                      ------------   ------------

Total liabilities and shareholders' equity                10,356.3       12,274.2
                                                      ============   ============

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                              2003           2002           2001
                                                      ------------   ------------   ------------
                                               NOTE   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                               ----   ------------   ------------   ------------
Profit from financing operations
   before allowance for doubtful debts           23           66.9           79.5          164.0
Allowance for doubtful debts                     4C          130.0          401.8          124.5
                                                      ------------   ------------   ------------
Profit (loss) from financing operations
   after allowance for doubtful debts                        (63.1)        (322.3)          39.5
                                                      ------------   ------------   ------------
Operating and other income
Operating commissions                            24            6.4          *12.3          *15.3
Gains (losses) from investments in shares        25           10.2           (4.2)           2.2
Other income                                     26            5.4           *4.1           *4.3
                                                      ------------   ------------   ------------
TOTAL OPERATING AND OTHER INCOME                              22.0           12.2           21.8
                                                      ------------   ------------   ------------

Operating and other expenses
Salaries and related expenses                    27           33.7           49.7           57.6
Expenses (income) in respect of employee
   termination payments                                       (0.8)          35.7              -
Maintenance and depreciation of premises
   and equipment                                              11.9           14.7           16.4
Other expenses                                   28           20.5           19.7           19.0
                                                      ------------   ------------   ------------
TOTAL OPERATING AND OTHER EXPENSES                            65.3          119.8           93.0
                                                      ------------   ------------   ------------
Operating loss before taxes on income                       (106.4)        (429.9)         (31.7)
Taxes on income (tax savings)                    29           (2.7)          (0.4)           0.3
                                                      ------------   ------------   ------------
Operating loss after taxes on income                        (103.7)        (429.5)         (32.0)
                                                      ------------   ------------   ------------
Other items
Special income from the Israeli Treasury, net    31              -            6.4           14.9
Share in losses of affiliates, net
   of related tax                                             (0.4)          (0.5)          (3.3)
Capital gain (loss), net                                      (0.3)           0.1              -
                                                      ------------   ------------   ------------
                                                              (0.7)           6.0           11.6
                                                      ------------   ------------   ------------
LOSS FOR THE YEAR                                           (104.4)        (423.5)         (20.4)
                                                      ============   ============   ============

LOSS PER SHARE (SEE NOTE 1-P.)

                                LOSS PER SHARE      DIVIDEND PER SHARE
                            ---------------------   ------------------
                             2003    2002    2001   2003   2002   2001
                            -----   -----   -----   ----   ----   ----
                              NIS     NIS     NIS    NIS    NIS    NIS
                            -----   -----   -----   ----   ----   ----
Per an amount equal to
   US$1 of the par value
   of -

"C", "CC" and "CC1"
    preference shares       (1.79)  (7.23)  (0.27)     -   0.14   0.30
"A" ordinary shares         (1.79)  (7.37)  (0.62)     -      -      -
Preferred ordinary shares   (1.79)  (7.37)  (0.54)     -      -   0.06

*  Reclassified

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                                                    ADJUSTMENTS
                                          SHARE     ACCUMULATED     ACCUMULATED            FROM
                                        CAPITAL   DIFFERENCE ON   DIFFERENCE ON    PRESENTATION
                                            AND     TRANSLATION     TRANSLATION   OF AVAILABLE-       RETAINED
                                        PREMIUM              OF              OF        FOR-SALE       EARNINGS           TOTAL
                                             ON   DOLLAR LINKED      CPI LINKED      SECURITIES   (ACCUMULATED   SHAREHOLDERS'
                                         SHARES        DEPOSIT*        DEPOSIT*   AT FAIR VALUE       DEFICIT)          EQUITY
                                       --------   -------------   -------------   -------------   ------------   -------------
                                                                          NIS MILLIONS
                                       ---------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001              1,199.4          (697.5)          196.4             2.5           63.1           763.9
CHANGES DURING 2001
Loss for the year                             -               -               -               -          (20.4)          (20.4)
Adjustments from
   presentation of available-for-
   sale securities at fair value              -               -               -             2.6              -             2.6
Related tax effect                            -               -               -            (0.4)             -            (0.4)
Translation differences
   relating to a perpetual
   deposit linked to the CPI*                 -               -           (23.8)              -              -           (23.8)
Dividends on preference shares                -               -               -               -          (14.9)          (14.9)
Dividends on other shares                     -               -               -               -           (0.4)           (0.4)
                                       --------   -------------   -------------   -------------   ------------   -------------
Balance as of December 31,
  2001                                  1,199.4          (697.5)          172.6             4.7           27.4           706.6

CHANGES DURING 2002
Loss for the year                             -               -               -               -         (423.5)         (423.5)
Adjustments from
   presentation of available- for
   -sale securities at fair value             -               -               -             0.1              -             0.1
Translation differences
   relating to a perpetual
   deposit linked to the CPI*                 -               -            (1.1)              -              -            (1.1)
Dividends on preference
   shares                                     -               -               -               -           (6.4)           (6.4)
                                       --------   -------------   -------------   -------------   ------------   -------------

Balance as of December 31,
   2002                                 1,199.4          (697.5)          171.5             4.8         (402.5)          275.7
                                       --------   -------------   -------------   -------------   ------------   -------------

CHANGES DURING 2003
Loss for the year                             -               -               -               -         (104.4)         (104.4)
Adjustments from
   presentation of available-
   -for-sale securities at fair
   value                                      -               -               -             5.6              -             5.6
Translation differences
   relating to a perpetual
   deposit linked to the CPI*                 -               -            18.7               -              -            18.7
                                       --------   -------------   -------------   -------------   ------------   -------------

Balance as of December 31,
   2003                                 1,199.4          (697.5)          190.2            10.4         (506.9)          195.6
                                       ========   =============   =============   =============   ============   =============

*    See Note 9 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                                      2003           2002           2001
                                                              ------------   ------------   ------------
                                                              NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                              ------------   ------------   ------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Loss for the year                                                   (104.4)        (423.5)         (20.4)
Adjustments to reconcile the loss to net cash flows
   generated by operating activities:
Bank's share in losses of an
   affiliate, net of related taxes                                     0.4            0.5            3.3
Depreciation of equipment                                              5.3            6.8            7.4
Allowance for doubtful debts                                         130.0          402.0          124.5
Realized and non-realized loss on adjustment
   to fair value of trading securities                                   -            2.1            0.6
Loss on write-down of available for sale debentures                      -            3.1            1.4
Gain on held to maturity securities                                      -              -           (0.3)
Gain on sale of available-for-sale securities                         (9.1)         *(1.8)         *(4.3)
Capital gain (loss)                                                    0.3           (0.1)             -
Provision for severance pay and pensions, net                        (12.5)          36.5            0.1
Inflationary erosion of capital notes and perpetual deposit           (2.2)          (0.2)          (0.6)
                                                              ------------   ------------   ------------
Net cash inflow generated by operating activities                      7.8           25.4          111.7
                                                              ------------   ------------   ------------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Investment in affiliates                                                 -              -           (2.1)
Deposits with banks, net                                              60.0           15.5           22.2
Trading securities, net                                                  -            6.0           (0.8)
Available-for-sale securities, net                                    24.9         *159.9           *5.5
Purchase of held to maturity debentures                                  -           (2.8)         (16.3)
Credit to the public, net                                          1,567.4          933.7         (921.7)
Credit to governments, net                                            82.9           50.0           33.4
Other assets, net                                                     23.6          152.3          (95.1)
Acquisition of fixed assets                                           (0.2)          (4.0)          (6.3)
Proceeds from sale of fixed assets                                     0.1            0.1              -
                                                              ------------   ------------   ------------
Net cash inflow (outflow) generated by activities
   related to assets                                               1,758.7        1,310.7         (981.2)
                                                              ------------   ------------   ------------

*    Reclassified

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                              2003           2002           2001
                                                      ------------   ------------   ------------
                                                      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                      ------------   ------------   ------------
CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
   LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                   (4.9)          (0.1)         (12.9)
Deposits of the public, net                                 (671.4)      (3,055.1)         324.6
Deposits of banks, net                                      (297.9)       1,561.4           59.8
Deposits of the Government, net                             (762.2)        (125.3)         417.6
Redemption of debentures                                         -           (0.1)          (0.2)
Other liabilities, net                                       (69.8)        (176.6)          82.2
Dividend paid to holders of participating shares                 -           (6.4)         (15.3)
                                                      ------------   ------------   ------------
Net cash inflow generated by activities
   relating to liabilities and shareholders' equity       (1,806.2)      (1,802.2)         855.8
                                                      ------------   ------------   ------------

Decrease in cash                                             (39.7)        (466.1)         (13.7)

Balance of cash as at beginning of year                      155.0          621.1          634.8
                                                      ------------   ------------   ------------

BALANCE OF CASH AS AT END OF YEAR                            115.3          155.0          621.1
                                                      ============   ============   ============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A. DETERIORATION IN THE LIQUIDITY POSITION, CREDIT LINE FROM THE BANK OF ISRAEL, THE "RUN OFF" PLAN AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Following the liquidity problems encountered by the Bank, the Government passed a resolution which was adopted by the Bank's Board of Directors to sell the assets and liabilities of the Bank within a number of months.

     On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities of the Bank to another bank, the granting to the Bank of a credit line by Bank of Israel in order to bridge its liquidity requirements, and upon the granting of this credit line, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit provided by the Bank of Israel, until the sale of the Bank's banking activity. On August 26, 2002, the Board of Directors of the Bank resolved to approve the sale of the Bank's banking activity.

     On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio)". As part of this course of action, the Government resolved that "upon the setting up for the Bank of the credit line by the Bank of Israel, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, if required- the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     In view of the difficulties which arose in trying to sell the assets and liabilities of the Bank as an "all or nothing" sale, the Ministerial Committee on Social and Economic Affairs (the social economic Cabinet) decided on July 29, 2003, to approve a "Run Off" plan for the Bank (hereinafter - "the Governments decision to adopt the "Run Off" plan"). The principal items of the decision are as follows:

     o The assets of the Bank are to be disposed of in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted before it the announcement of the Governor of the Bank of Israel regarding his agreement to continue to provide a credit facility to the Bank for a period of 36 months, at an interest rate not exceeding (from then onwards) the interest rate of the Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before the Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o If at the end of 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider curtailing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative outline for the disposal of the asset and liability portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

     It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of disposing of the assets of the Bank within 36 months in a controlled process.

     The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     In view of the liquidity problems experienced by the Bank, The Governor of the Bank of Israel was approached on August 22, 2002, with a request for a special credit line.

     On September 9, 2002, the Governor notified the Bank as to his decision to place a special credit line at the disposal of the Bank, the major terms of which are as follows:

     o The Bank will be able to obtain the special credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

     o The credit under the special credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the credit line (hereinafter - the credit commission).

     o The special credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the outstanding credit, or to cease any further utilization of the credit line.

     o The granting of the special credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

     On November 14, 2002, the special credit line was actually granted to the Bank and the Bank signed a debenture in favor of the Bank of Israel. The amount of the credit facility at that date was set at NIS 2.2 billion. For details as to the pledges created by the said debenture see Note 17, hereunder. The period of the credit facility that was first set until May 10, 2003, was extended until the Government decision on the adoption of the "Run Off" plan was passed.

     Following the decision of the Government to adopt the "Run-off" plan, the Governor of the Bank of Israel announced on September 1, 2003, of a number of changes in the conditions of the credit facility.

     The principal changes are as follows:

     o    The repayment date will be no later than August 1, 2006.

     o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank.

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the disposal of the Bank's assets.

     o The total amount of credit to the public will not exceed its balance as at July 31, 2003 and it will present a downward trend. Any deviation will be considered by Bank of Israel to be an unauthorized overdrawing and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the receipt and placement of deposits.

     o The credit commission in respect of the unutilized credit will be calculated on the difference between the amount of the credit line and 105% of its utilized amount.

     Following several reductions made during 2003 in the "Bank of Israel interest rate", this rate of interest was on December 31, 2003 at an annual rate of 5.3%

     The utilized balance of the special credit line (not including accrued interest) was NIS 2,062 million at December 31, 2003. On February 24, 2004, the said amount was NIS 1,935 million (unaudited). These balances are lower than the framework of the credit facility determined in the Governors letter of September 1, 2003.

     The total amount of the interest on the special credit from Bank of Israel, included in the financing expenses of the Bank for 2003, amounts to NIS 219 million, of which NIS 36 million reflects interest in excess of the "Bank of Israel rate".

     THE "RUN OFF" PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006, by way of collection of a part of the credits and a segmented sale of some of the other credits, and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the disposal of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

     In addition, the Board of Directors also decided to approve the extensive and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

     In accordance with the "Run-Off" plan and the efficiency plan complementing it, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit.

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NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE "RUN OFF" PLAN (CONT'D)

     As part of the implementation of the "Run-Off" plan, the Bank has already reduced and/or ceased activities it previously conducted. The Bank has significantly reduced its foreign currency and foreign trade activity, and it has almost completely discontinued the following activities: maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), execution of Government grants, operating teller services and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff.

     As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2003 was NIS 620 million, compared with NIS 3,597 million on June 30, 2002, and NIS 1,291 million on December 31, 2002. On February 24, 2004, the said balance amounted to NIS 584 million (unaudited).

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.

     B.   FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES

     (1)  GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel.

     The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency.

     The adjusted values of the non-monetary assets do not purport to reflect their real economic value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency.

     In the adjusted financial statements the terms "cost" and "net asset value" mean "adjusted cost" and "adjusted net asset value".

     All comparative data for prior periods (including amounts of monetary items) are also stated in terms of shekels of December 31, 2003.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     B.   FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES (CONT'D)

     (1)  GENERAL (cont'd)

     Condensed financial statements in nominal historical values, which served as the basis for the adjusted statements, are presented in Note 32.

     See Note 1R. below regarding the discontinuance of the adjustment of financial statements beginning from January 1, 2004.

     (2)  PRINCIPLES OF ADJUSTMENT

     (a)  BALANCE SHEET

     Monetary items are stated in the adjusted balance sheet at their historical values.

     Non-monetary items (such as fixed assets, investment in shares, deferred income, prepaid expenses and share capital) are adjusted on the basis of the changes in the Consumer Price Index (hereinafter - CPI) from the index in respect of the month of the transaction to the index published in respect of December 2003.

     The net asset value of the investment in affiliates is based on the adjusted financial statements of such affiliates.

     (b)  STATEMENT OF INCOME

     The statement of income items were adjusted on the basis of the adjustment of monthly income statements in nominal values, as follows:

     o Income and expenses arising from non-monetary items have been adjusted on the basis of specific indices applied in the adjustment of the related balance sheet items.

     o Other income and expenses, after offsetting the adjustment of the opening monthly balances of the related assets and liabilities, except for balances of items in the non-linked shekel sector, have been adjusted from the index in respect of that month to the index in respect of December 2003. In the non-linked shekel sector, the offsetting of the adjustment of asset and liability balances was computed on the basis of the average daily balances for the month.

     o See J below regarding income and expenses related to derivative financial instruments.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     B.   FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES (CONT'D)

     (2)  PRINCIPLES OF ADJUSTMENT (cont'd)

     (b)  STATEMENT OF INCOME (cont'd)

     o The specific allowance for doubtful debts has been adjusted from the index of the date the debt was determined to be doubtful to the index in respect of December 2003.

     o Tax expenses for the current year include the erosion of tax payments from the date of payment to the date of the financial statements.

     o The Bank's equity in the results of operations of affiliates was determined on the basis of the adjusted financial statements of those affiliates.

     o See (c) below in respect of income from a special deposit with the Israeli Treasury, related to the participating share capital.

     (c)  STATEMENT OF SHAREHOLDERS' EQUITY

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the US dollar, in respect of the participating preference shares similarly linked to the US dollar, and the adjustment of the said deposit on the basis of the CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit" (see Note 9).

     The difference generated from May 7, 1996, between the special deposit with the Israeli Treasury, linked from that date to the CPI (which in no event will be less than its dollar value as it was on October 1, 1987) and the revaluation of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI linked deposit" (see Note 9).

     C.   EXCHANGE RATES AND LINKAGE

     (1) Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

     (2) Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   EXCHANGE RATES AND LINKAGE (CON'TD)

     (3) Assets and liabilities which are optionally linked to the CPI or to foreign currency, and those which are optionally linked to the CPI or earn additional interest instead of being linked to the CPI, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4) Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

     (5) Following are details of exchange rates and the CPI and the rates of change therein:

                             DECEMBER 31        RATE OF CHANGE DURING
                        ---------------------   ---------------------
                         2003    2002    2001     2003   2002    2001
                        -----   -----   -----   ------   ----   -----
                                                     %      %       %
                                                ------   ----   -----
     Representative
        exchange rate
        of US$1
        (in NIS)        4.379   4.737   4.416     (7.6)   7.3     9.3

     CPI in points
        for:
        December        178.6   182.0   170.9     (1.9)   6.5     1.4

        November        178.9   182.5   171.1     (2.0)   6.7     1.4

     D.   SECURITIES

     Securities are classified into three groups, the principles of measurement of each group are as follows:

     HELD TO MATURITY DEBENTURES

     Such debentures are stated at their amortized value as of balance sheet date. Such value represents the nominal value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held to maturity debentures is recognized on the accrual basis.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     D.   SECURITIES (CONT'D)

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated at their adjusted value.

     TRADING SECURITIES

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as of balance sheet date.

     IMPAIRMENT IN VALUE OF INVESTMENTS

     The Bank examines from time to time whether its investments in securities have been impaired otherwise then temporarily. This examination is being conducted whenever signs appear that might indicate the possibility of an impairment in the value of investment, including a decline in market prices, the business of the investee, the field in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in Management's evaluation are based on the examination of the overall relevant aspects and assigning the proper weight to them, and which are not of a temporary nature, are recognized in the income statement.

     E.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, present fairly the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial standing, volume of activity, past record and adequacy of the security received.

     The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time.

     The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks
     In accordance with the aforementioned requirements, a portion of the general allowance, as of December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     According to Directive 315 of the Directives for Proper Banking Procedures, a banking corporation must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, as described above, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make an additional allowance for doubtful debts if the total liabilities of a certain segment to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on segment indebtedness").

     Since the Bank has stopped providing new credit and it focuses on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various segments has decreased and it may on occasion deviate from the limit on segment indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the additional allowance for doubtful debts in its interim financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the special credit line, which was put at the disposal of the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to the depositors of the public, he approves the following reliefs with respect to implementation of the Proper Banking Procedures:

     A As from the financial statements as of September 30, 2003 onwards, the Bank is exempt from increasing the additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of segment indebtedness.

     B. The Bank is allowed to reduce the additional allowance it made in respect of the deviation from the aforementioned limits in the last quarter of 2002.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     C. The Bank is allowed to reduce the additional allowance it made in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as of December 31, 2003, the Bank did not record an additional allowance for doubtful debts in respect of deviations from the aforementioned limits, and the additional allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as of December 31, 2003, constitutes 2.43% of the public credit risk, which includes credit risk and off-balance sheet risk less credit covered by security that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations (December 31, 2002 - 1.88%).

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.

     F.   INVESTMENTS IN AFFILIATED COMPANIES

     The investments in affiliated companies are presented in the financial statements by the equity method of accounting.

     G.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.

     H.   CONTINGENT LIABILITIES

     Adequate provisions have been made in respect of claims, which, in Management's estimation, based on the opinion of legal counsel, will not be rejected or canceled.

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NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     I.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2) See D above and K hereunder as to basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions.

     J.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002 a special collective agreement was entered into between the Bank, the General Federation of Labor and the Employees Committee whereby the number of the Bank's staff will be reduced. Under this agreement, certain of the employees are entitled upon their termination of employment to a pension as from date of termination.

     As regards the said employees, an agreement has been signed with a pension fund, which arranges for the payment of pensions. Upon retirement of each of such employees the Bank deposits with the pension fund the amount required to purchase the pension rights for the particular employee in accordance with the agreement. The Bank recorded provisions with respect to the anticipated cost of acquiring the said pension rights, as computed by an expert.

     K.   DERIVATIVE FINANCIAL INSTRUMENTS

     As part of the Bank's policy for the management of its assets and liabilities, which is intended to monitor exposure to financial risks, the Bank executes transactions in derivative financial instruments. These instruments include, among others, forward exchange contracts, options, etc., which are intended, primarily, to hedge against exposure to changes in linkage bases and foreign currency exchange rates.

     On January 17, 2000, the Supervisor of Bank issued instructions regarding the "Accounting for Derivative Instruments and Hedging Transactions" (hereinafter - "The Instructions"), which were based on principles promulgated in the United States in Accounting Standard FAS133 - Accounting principles and reporting regarding derivative instruments including certain derivative financial instruments embedded in other contracts (hereinafter - "host contracts") and regarding hedging transactions. The Instruction is effective as from the end of the quarter ended March 31, 2002.

     In June 2000, FAS 138 was published which amends the principles of FAS 133 as to the measurement and disclosure of derivative financial instruments and hedging transactions. In order to adjust the Instruction to the accounting principles as amended in FAS 138, the Supervisor of Banks issued on January 1, 2001, amendments to the Instruction.

                                       58
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     K.   DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

     On February 18, 2002, the Supervisor of Banks issued an instruction postponing the effective date of the Instruction to the quarter ending on March 31, 2003.
     According to the Instruction all derivative instruments are to be stated at their fair value. Changes in fair value of derivative instruments are taken to the statement of income or to shareholders' equity (as a component of "Other comprehensive profit") in accordance with the designation of the derivative instrument. The effect of the said change in accounting on the financial statements is in insignificant amounts.

     Pursuant to the directives of the Supervisor of Banks, which were in effect until December 31, 2002, transactions in derivative financial instruments were classified into four categories:

     NON-RISK BROKERAGE TRANSACTION -

     Transaction in a derivative financial instrument with respect to which the Bank is not a party. Income from this type of transaction is classified as income from operating commissions.

     AT-RISK BROKERAGE TRANSACTION

     Transactions in a derivative financial instrument executed by the Bank with one party, in which immediately following its execution and no later than the same business day, the Bank enters into a counter transaction in an identical derivative financial instrument with another party. Income from this type of transaction is classified as financing income and is recognized over the period of the transaction. Assets and liabilities deriving from this type of transaction are measured according to their fair value so that the balance of the asset is equal to the balance of the liability.

     HEDGING TRANSACTION

     Transaction in a derivative financial instrument with respect to which a number of conditions exist, mainly that: the derivative financial instrument is intended to hedge a specific balance sheet transaction and that there is a correlation between the fair value of the item being hedged and opposite changes in the fair value of the derivative financial instrument. Net financing income or expenses with respect to hedging transactions are recorded in correspondence with the recording of the income or expense for the balance sheet transaction and in the same income or expense item.

     OTHER TRANSACTION

     Transaction in a derivative financial instrument, which was not classified as a brokerage or a hedging transaction. Assets and liabilities deriving from other transactions are measured according to their fair value as of the date of report. Changes in the fair value of the other transactions are recorded as other financing income and expenses.

     In accordance with the criteria described above the derivative financial instruments were defined in the preceding year as at-risk brokerage transactions and as other transactions.

                                       59
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     L.   OFFSETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.
     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following conditions are fulfilled:

     (1) In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2) The Bank intends to pay the liabilities and realize the assets on a net basis or at the same time.

     M.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In 2002 and 2003, "Salaries and related expenses" included a provision in respect of salary tax receivable, due to losses for purposes of profit taxes.

     N.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are shown net, except for securities, fixed assets, investments in affiliates, in capital notes and in debentures. "Cash", for purposes of the cash flow statement, includes cash and bank deposits for an initial period not exceeding three months.

     O.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates.

                                       60
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     P.   EARNINGS PER SHARE

     Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, at the base exchange rate to which they are linked.

     Q.   IMPAIRMENT OF ASSETS

     In February 2003, the Israel Accounting Standards Board issued Standard No. 15, which deals with the impairment of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets, which have been impaired. The Standard is effective as regards financial statements for periods beginning on January 1, 2003. Implementation of the Standard did not have a material effect on the results of operations, the financial position or the cash flows of the Bank.

     R. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

     During the year 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard, commencing January 1, 2003, the adjustment to inflation of financial statements will be discontinued. In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank continues to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of existing Opinions of the Institute of Certified Public Accountants in Israel.

     The implementation of Standard No.12 might have a material effect in the reported results of the Bank. The extent of the effect depends on the inflation rate and the sources of finance of the Bank.

                                       61
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 - CASH AND DEPOSITS WITH BANKS

     COMPOSITION:

                                                     DECEMBER 31    DECEMBER 31
                                                            2003           2002
                                                    ------------   ------------
                                                    NIS MILLIONS   NIS MILLIONS
                                                    ------------   ------------
     Cash and deposits with Bank of Israel (*)              57.0          113.7
     Deposits with commercial banks(**)                     67.8          107.0
     Deposits in special banking corporations               19.1           22.9
                                                    ------------   ------------

     Total                                                 143.9          243.6
                                                    ============   ============

     Including cash, deposits with Bank of Israel
        and with banks for an initial period not
        exceeding three months                             115.3          155.0
                                                    ============   ============

     (*)  This serves as security for deposits received from the Bank of Israel
          - see also Note 17, below.
     (**) As to pledges on deposits with banks - see also Note 17, below.

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                        DECEMBER 31, 2003
                              ----------------------------------------------------------------------
                                                          NON-REALIZED     NON-REALIZED
                                                            GAINS FROM      LOSSES FROM
                              CARRYING   WRITTEN DOWN   ADJUSTMENTS TO   ADJUSTMENTS TO         FAIR
                                 VALUE        COST(*)       FAIR VALUE       FAIR VALUE   VALUE (**)
                              --------   ------------   --------------   --------------   ----------
                                                           NIS MILLIONS
                              ----------------------------------------------------------------------
     AVAILABLE-FOR-
        SALE SECURITIES (1)
     Non-Government
        bonds                     15.1           15.4                -             (0.3)        15.1
     Shares (2)                   70.3           59.6             11.0             (0.3)   (***)70.3
                              --------   ------------   --------------   --------------   ----------
     Total available-
        for-sale securities       85.4           75.0      (****) 11.0      (****) (0.6)        85.4
                              --------   ------------   --------------   --------------   ----------

     Total securities             85.4           75.0             11.0             (0.6)   (***)85.4
                              ========   ============   ==============   ==============   ==========

                                       62
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (CONT'D)

     A.   COMPOSITION (CONT'D)

                                                         DECEMBER 31, 2002
                              ------------------------------------------------------------------------
                                                          NON-REALIZED     NON-REALIZED
                                                            GAINS FROM      LOSSES FROM
                              CARRYING   WRITTEN DOWN   ADJUSTMENTS TO   ADJUSTMENTS TO           FAIR
                                 VALUE        COST(*)       FAIR VALUE       FAIR VALUE      VALUE(**)
                              --------   ------------   --------------   --------------   ------------
                                                            NIS MILLIONS
                              ------------------------------------------------------------------------
     HELD TO MATURITY
        DEBENTURES
     Other debentures             19.4           19.4                -                -           19.4
                              --------   ------------   --------------   --------------   ------------
     AVAILABLE-FOR-
        SALE SECURITIES
     Government bonds              0.1            0.1                -                -            0.1
     Other debentures             12.9           14.3              1.0             (2.4)          12.9
     Shares                       39.2           32.2              7.1             (0.1)     (***)39.2
                              --------   ------------   --------------   --------------   ------------
     Total available-
        for-sale securities       52.2           46.6       (****) 8.1      (****) (2.5)          52.2
                              --------   ------------   --------------   --------------   ------------

     Total securities             71.6           66.0              8.1             (2.5)     (***)71.6
                              ========   ============   ==============   ==============   ============

     (*) In the case of shares - cost less provision for impairment in value, where required.
     (**) Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.
     (***) Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 34.3 million (December 31, 2002 - NIS 25.7 million).
     (****) Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".
     (1) Following the approval of the "Run Off" plan, all the debentures that in the past were classified as held to maturity were transferred in the course of 2003 to the available-for-sale portfolio. During 2003, the Bank sold and redeemed such debentures in the amount of NIS 11.2 million. The balance of the above debentures at December 31, 2003 amounted to NIS 8.2 million.
     (2) See Note 4E. regarding the classification of a loan balance to the securities item

     B. See Note 17 below, with respect to lien on Government bonds as security for credit received from the Bank of Israel.

     NOTE:  For detail regarding results of investments in debentures - see
            Note 23E, and for detail regarding results of investments in shares
            - see Note 25.

                                       63
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (*)

     A.   COMPOSITION

                                                       DECEMBER 31    DECEMBER 31
                                                              2003           2002
                                                      ------------   ------------
                                                      NIS MILLIONS   NIS MILLIONS
                                                      ------------   ------------
     Credit                                                9,268.1       10.987.8
     Liabilities of customers for acceptances                    -            2.7
                                                      ------------   ------------
     Total credit                                          9,268.1       10.990.5
     Less - general and supplementary allowance for
        doubtful debts*                                       78.5           82.4
                                                      ------------   ------------

     Total                                                 9,189.6       10.908.1
                                                      ============   ============

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1. CREDIT TO PROBLEMATIC BORROWERS(**) WHICH ARE NOT INCLUDED IN THE AGRICULTURAL SECTOR AND ARE NOT MUNICIPALITIES

                                                                             DECEMBER 31    DECEMBER 31
                                                                                    2003           2002
                                                                            ------------   ------------
                                                                            NIS MILLIONS   NIS MILLIONS
                                                                            ------------   ------------
     a.   Non income bearing credit to problematic borrowers -
          Non-linked Israeli currency                                              391.9          308.4
          Israeli currency linked to the CPI                                        47.6          164.7
          Denominated in or linked to foreign currency                              88.5           81.7
                                                                            ------------   ------------
                                                                                   528.0          554.8
                                                                            ============   ============
     b.   Credit restructured during the year, without waiver of income -
             Israeli currency linked to the CPI                                        -           14.9
             Non-linked Israeli currency                                             3.6           13.0
             Denominated in or linked to foreign currency                            1.2            2.2

     c.   Credit to borrowers regarding which there is as yet an
             unimplemented Management decision to restructure
             their debt                                                             46.9              -

     d.   Credit temporarily in arrears                                             98.9          128.2
          Interest income recognized in respect thereof                             11.5            5.7

     e.   Credit under special supervision                                         416.3          331.3

     (*) The specific allowance for doubtful debts was deducted from the relevant categories.
     (**) The balance of problematic debts, less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

                                       64
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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO KIBBUTZIM (*) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

     During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

     In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

     During 1996, a supplementary arrangement was signed by the banks, the Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

     o The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the "Balloon" debt). Such "Balloon" debt is to be written off.

     o In respect of most of the "Balloon" debts, the writing off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     o Kibbutzim will assign part of their rights in land to the Israel Lands Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, that part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the Government in proportion to their share in the writing off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing off of the debts of each Kibbutz, as stated above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining to the supplementary arrangement, including the transfer of its land to the Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first immediately upon the transfer and the balance to be linked to the CPI with annual interest at a rate of 1.5%.

     (*) Including industrial enterprises and other organizations related to the Kibbutz sector.

                                       65
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--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     2.   CREDIT TO KIBBUTZIM (*) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT
          (CONT'D)

     o Until the real estate Kibbutzim join the supplementary arrangement on the basis of the said land arrangement, a Kibbutz , at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement. The "Balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

          In the opinion of the Bank, uncertainty exists in view of the above, as to the real estate proceeds anticipated in the said arrangement.

          The Bank has made provisions for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

     COMPOSITION OF CREDIT TO THE AGRICULTURAL SECTOR

                                                   DECEMBER 31    DECEMBER 31
                                                          2003           2002
                                                  ------------   ------------
                                                  NIS MILLIONS   NIS MILLIONS
                                                  ------------   ------------
     Communal settlements (kibbutzim) including
        regional enterprises and organizations           316.5          423.4
     Cooperative settlements (moshavim)                   29.2           40.8
                                                  ------------   ------------
     Total credit for kibbutzim and moshavim             345.7          464.2

     Private agriculture                                   3.7            7.7
                                                  ------------   ------------

     Total credit to the agricultural sector             349.4          471.9
                                                  ============   ============

     (*) Including industrial enterprises and other organizations related to the Kibbutz sector.

                                       66
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--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     2.   CREDIT TO KIBBUTZIM (**) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT
          (CONT'D)

     CREDIT (*) TO THE AGRICULTURAL SECTOR (**) INCLUDES:

                                                                          DECEMBER 31    DECEMBER 31
                                                                                 2003           2002
                                                                         ------------   ------------
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                         ------------   ------------
     a.   Non income bearing loans to problematic borrowers -
          Israeli currency linked to the CPI                                     41.7           32.5

     b.   Restructured credit to borrowers-

          1.   Credit restructured during the current
                  year with waiver of income -
               Israeli currency linked to the CPI                                14.3           14.1
               Average repayment period (years)                                   5.0            5.5
               Expected interest margin from the credit                             2%             2%

          2.   Credit restructured in prior years
                  with waiver of income -
               Israeli currency linked to the CPI                                15.6           17.7

     c.   Credit to borrowers in respect of which
             there is an as yet unimplemented
             management decision to restructure their debt                        7.3           16.8

     d.   Credit temporarily in arrears                                           3.5            2.0
          Interest income recognized in respect thereof                           0.3            0.1

     e.   Credit under special supervision                                       80.9          131.4

     f.   Credit not included in above credit to problematic borrowers          186.1          257.4
          Interest income recognized in respect thereof                          10.5            8.0

     (*) The balance of problematic debts less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

     (**) Including industrial enterprises and other organizations related to the Kibbutz sector.

                                       67
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--------------------------------------------------------------------------------

NOTE 4  - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                          DECEMBER 31    DECEMBER 31
                                                                                 2003           2002
                                                                         ------------   ------------
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                         ------------   ------------
     Balance of credit to local authorities at
        balance sheet date                                                       16.9           56.9

     CREDIT (*) GRANTED TO LOCAL AUTHORITIES INCLUDES:

     a.   Non-income bearing credit - CPI-linked                                  1.9            2.0

     b.   Credit restructured during the year without waiver
             of income - CPI linked                                                 -            0.5

     c.   Credit under special supervision                                          -            1.9

     d.   Credit not included in above credit to problematic borrowers           15.0           52.7
          Interest income recognized with respect of such credit                  0.6            2.4

     (*) The balance of problematic debts less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

                                       68
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--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                            2003
                                                          ----------------------------------------
                                                               SPECIFIC    SUPPLEMENTARY
                                                          ALLOWANCE (*)   ALLOWANCE (**)     TOTAL
                                                          -------------   --------------   -------
                                                                        NIS MILLIONS
                                                          ----------------------------------------
     Balance of allowance at beginning of year                    617.3             82.4     699.7
                                                          -------------   --------------   -------

     Current provisions                                           144.3              3.5     147.8
     Reduction in allowances                                      (10.4)            (7.4)    (17.8)
                                                          -------------   --------------   -------
     Amount charged to the income statement                       133.9             (3.9)    130.0
                                                          -------------   --------------   -------

     Debts written off or transferred (see E hereunder)           (31.3)               -     (31.3)
     Inflationary and other adjustments                            12.6                -      12.6
                                                          -------------   --------------   -------

     Balance of allowance at end of year                          732.5             78.5     811.0
                                                          =============   ==============   =======

     Amount of provision not deducted from credit
        to public                                                   1.5              0.9       2.4
                                                          -------------   --------------   -------

                                                                            2002
                                                          ----------------------------------------
                                                               SPECIFIC    SUPPLEMENTARY
                                                          ALLOWANCE (*)   ALLOWANCE (**)     TOTAL
                                                          -------------   --------------   -------
                                                                        NIS MILLIONS
                                                          ----------------------------------------
     Balance of allowance at beginning of year                    250.9             72.2     323.1
                                                          -------------   --------------   -------

     Current provisions                                           394.4             15.7     410.1
     Reduction in allowances                                       (2.6)            (5.5)     (8.1)
     Collection of debts written off in previous years             (0.2)               -      (0.2)
                                                          -------------   --------------   -------
     Amount charged to the income statement                       391.6             10.2     401.8
                                                          -------------   --------------   -------

     Bad debts written off                                         (8.8)               -      (8.8)
     Inflationary and other adjustments                           (16.4)               -     (16.4)
                                                          -------------   --------------   -------

     Balance of allowance at end of year                          617.3             82.4     699.7
                                                          =============   ==============   =======

     Amount of provision not deducted from credit
        to public                                                  20.2                -      20.2
                                                          -------------   --------------   -------

     (*)  Not including accrued interest on non-income bearing loans.
     (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.5 million (as of December 31, 2002 - NIS 38.5 million; as of December 31, 2001 - NIS 38.5 million).

                                       69
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--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                   2001
                                                 ----------------------------------------
                                                      SPECIFIC    SUPPLEMENTARY
                                                 ALLOWANCE (*)   ALLOWANCE (**)     TOTAL
                                                 -------------   --------------   -------
                                                               NIS MILLIONS
                                                 ----------------------------------------
     Balance of allowance at beginning of year           166.3             56.1     222.4
                                                 -------------   --------------   -------

     Current provisions                                  115.8             20.6     136.4
     Reduction in allowances                              (7.4)            (4.5)    (11.9)
                                                 -------------   --------------   -------
     Amount charged to the income statement              108.4             16.1     124.5
                                                 -------------   --------------   -------

     Bad debts written off                               (22.1)               -     (22.1)
     Inflationary and other adjustments                   (1.7)               -      (1.7)
                                                 -------------   --------------   -------

     Balance of allowance at end of year                 250.9             72.2     323.1
                                                 =============   ==============   =======

     (*)  Not including accrued interest on non-income bearing loans.
     (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.5 million (as of December 31, 2002 - NIS 38.5 million, as of December 31, 2001 - NIS 38.5 million).

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER.

                                           DECEMBER 31, 2003                        DECEMBER 31, 2002
                                 --------------------------------------   -------------------------------------
AMOUNT OF CREDIT PER                NUMBER OF                    CREDIT       NUMBER OF                  CREDIT
BORROWER                         BORROWERS (3)    CREDIT (1)   RISK (2)   BORROWERS (3)   CREDIT (1)   RISK (2)
------------------------------   -------------   -----------   --------   -------------   ----------   --------
NIS THOUSANDS                                         NIS MILLIONS                            NIS MILLIONS
------------------------------                   ----------------------                   ---------------------
Up to 7                                    189           0.8          -             257          1.2          -
From 7 to 18                               161           1.9          -             340          4.0          -
From 18 to 35                               99           2.5          -             357          6.3        2.1
From 35 to 70                               92           4.6          -             177          8.2        0.5
From 70 to 140                              97           9.1        1.1             121         10.7        0.9
From 140 to 285                             91          17.4        1.3             103         19.0        0.9
From 285 to 530                             90          33.1        2.4             121         41.2        4.4
From 530 to 1,060                          140         104.8        5.1             155        114.5        4.9
From 1,060 to 1,770                        112         145.6        6.6             126        156.2        5.8
From 1,770 to 3,500                        110         253.4       13.6             163        349.8       18.6
From 3,500 to 7,100                         85         399.2       21.5             109        482.3       44.2
From 7,100 to 17,700                        63         648.5       33.3             102      1,016.9       77.6
From 17,700 to 35,000                       25         558.1       49.1              30        623.6      184.4
From 35,000 to 177,000                      15         683.8      270.6              24      1,149.9      311.1
From 177,000 to 355,000                      -             -          -               1         81.5      127.8
From 2,800,000 to 7,118,800(4)               1    (5)6,405.3          -               1   (5)6,925.2          -
                                 -------------   -----------   --------   -------------   ----------   --------
                                         1,370       9,268.1      404.6           2,187     10,990.5      783.2
                                 =============   ===========   ========   =============   ==========   ========

(1)  The credit is net of the specific allowances for doubtful debts.
(2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of per borrower debt limitations.
(3)  The number of borrowers is based on the total credit and credit risk.
(4) The maximum credit in the highest grade is NIS 6,405.3 million (December 31, 2002 - NIS 6,925.2 million)
(5)  Credit is secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE ITEM "SECURITIES"

     In his letter of dated July 15, 2003, regarding a debt of a customer in respect of which a Receiver was appointed to realize shares pledged in favor of the Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the Receiver, as a "credit to the public" item. Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.
     Changes in the market value of these shares since that date, are recorded in a capital reserve.
     In view of the inability of the customer to honor his debt, the Bank in the past classified this loan as a non-income bearing loan and created the allowance required as a result. The additional allowance for doubtful debts recorded in respect of the classification of the loan as non-income bearing was not reversed, despite the above change in classification, and is included in the "Other liabilities" item.

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--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                           DECEMBER 31    DECEMBER 31
                                                                  2003           2002
                                                          ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------
     Deposits in foreign currency out of loans received           31.4           37.6
     Amounts receivable in connection with exchange
        rate insurance of capital notes                           28.2           35.2
     Credit to foreign governments                                21.1           82.1
     Other credit                                                 24.5           33.2
                                                          ------------   ------------

     Total credit to governments                                 105.2          188.1
                                                          ============   ============

NOTE 6 - INVESTMENT IN AFFILIATES

                                                           DECEMBER 31    DECEMBER 31
                                                                  2003           2002
                                                          ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------
     Shareholders' loans                                             -            0.9
                                                          ------------   ------------

     Total investment in affiliates                                  -            0.9
                                                          ============   ============

     Bank's share in losses of affiliates, net                    (0.4)          (0.5)
                                                          ============   ============

NOTE 7 - FIXED ASSETS

     A. This item includes equipment, computers, furniture and motor vehicles as follows:

                                          AT       CHANGES DURING THE YEAR             AT
                                   JANUARY 1   ---------------------------    DECEMBER 31
                                        2003      ADDITIONS      DISPOSALS           2003
                                ------------   ------------   ------------   ------------
                                NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                ------------   ------------   ------------   ------------
     Cost                               60.2            0.2           (2.8)          57.6
     Accumulated depreciation          (50.0)          (5.3)           2.4          (52.9)
                                ------------                                 ------------

     Net book value                     10.2                                          4.7
                                ============                                 ============


     B.   The average rate of depreciation is 31% (2002 - 29%).

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--------------------------------------------------------------------------------

NOTE 8 - OTHER ASSETS

                                                           DECEMBER 31    DECEMBER 31
                                                                  2003           2002
                                                          ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------
     Excess of income tax advances over current
        provisions                                                 1.6            0.5
     Prepaid expenses                                              4.5            3.4
     Payroll VAT refundable                                       11.8            6.6
     Sundry receivables and debit balances                         2.4            4.0
     Debit balances in respect of financial derivatives            7.9           37.3
                                                          ------------   ------------

     Total other assets                                           28.2           51.8
                                                          ============   ============

NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY

                                                                         DECEMBER 31    DECEMBER 31
                                                                                2003           2002
                                                                        ------------   ------------
                                                                        NIS MILLIONS   NIS MILLIONS
                                                                        ------------   ------------
     Deposit in respect of the "C", "CC" and "CC1" non-redeemable
        participating preference shares linked to the U.S. dollar (B)          305.3          305.5

     Deposit in respect of the "D" redeemable non-participating
        preference shares linked to the U.S. dollar (C)                        112.6          112.6

     Deposit in respect of the "DD" redeemable non-participating
        preference shares linked to the U.S. dollar (C)                        381.4          381.8
                                                                        ------------   ------------

     Total perpetual deposits with the Treasury                                799.3          799.9
                                                                        ============   ============

     A. On May 6, 1996, an agreement was signed between the Bank and the Treasury of the State of Israel regarding the changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's share capital (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, equivalent to the dividend the Bank customarily pays on the aforementioned preferred shares. Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

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--------------------------------------------------------------------------------

NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the preferred dividends. According to the agreement, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall the principal amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as of October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation.

          The deposit agreements do not explicitly relate to the interest on the perpetual deposits in respect of the period during which the Bank is prevented from distributing the aforementioned preferred dividends, or to whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been claimed as above, totals NIS 58.7 million and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which also is not recorded in the financial statements. Of the above amount NIS 38.1 million relates to 2003. See Note 16F for further details as to the discontinued distribution of dividend and the approach to the Ministry of Finance and the Government Corporations Authority in the above matters.

          Concurrent with the signing of the above-mentioned agreement, the Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B.1" share (presently held by the State of Israel). The holder of the ordinary "B.1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B.1" share ranks after the settlement in full of all amounts due to creditors of the Bank, present and future, and after repayment of the paid-up share capital to the holders of the Bank's preferred "A" shares, preferred ordinary shares, Ordinary "A" shares and Ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

          The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 279.6 million.

          This increase in capital was reflected in the statement of shareholders' equity under "change in capital due to changes in rights of "B.1" ordinary share". Out of the above-mentioned amount, NIS 106.7 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits".

          The balance of the increase in capital, in the amount of NIS 172.9 million, which relates to deposits in respect of non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

                                       74
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--------------------------------------------------------------------------------

NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     B. As noted, up to May 6, 1996, the above-mentioned deposit was linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preferred "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."

     C. Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposits on the basis of the dollar linkage in respect of the non-participating preferred "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was reflected in the statement of income, as was reflected the difference arising from the liabilities in respect of these shares.

          As a result of the above-mentioned agreement, differences arose from the date of the signing of the agreement between the adjustment of the deposits with the Treasury (optionally linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preferred shares. Such differences are reflected in the statement of shareholder's equity under "accumulated difference on translation of CPI linked deposits."

NOTE 10 - DEPOSITS FROM THE PUBLIC

                                       DECEMBER 31    DECEMBER 31
                                              2003           2002
                                      ------------   ------------
                                      NIS MILLIONS   NIS MILLIONS
                                      ------------   ------------
     Demand deposits                          65.5           99.1
     Fixed-term and other deposits           405.6          876.6
     Savings deposits                        148.9          315.7
                                      ------------   ------------

     Total deposits from the public          620.0        1,291.4
                                      ============   ============

NOTE 11 - DEPOSITS FROM BANKS

                                       DECEMBER 31    DECEMBER 31
                                              2003           2002
                                      ------------   ------------
                                      NIS MILLIONS   NIS MILLIONS
                                      ------------   ------------
     Fixed-term deposits                      80.8          365.3
     Acceptances                                 -            2.7

     BANK OF ISRAEL* -
     Fixed-term deposits                       0.7           11.3
     Special credit line                   2,091.2        2,091.3
                                      ------------   ------------

     Total deposits from banks             2,172.7        2,470.6
                                      ============   ============

     * See Note 17 regarding pledges to secure credit received from the Bank of Israel.

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--------------------------------------------------------------------------------

NOTE 12 - PERPETUAL DEPOSIT

     This deposit of the Israeli Treasury is non-linked and is convertible at any time, at the request of the Israeli Treasury, into "B" ordinary shares of the Bank, at their par value.

     The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of Israel in place of the deposit, on identical terms and conditions.

NOTE 13 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last five years, notes of a par value of $ 43,551,000 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2003 amounts to $ 6,425,000 (December 31, 2002 - $ 7,576,000). The next redemption date for the capital notes is December 31, 2004. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%.

     See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

NOTE 14 - OTHER LIABILITIES

                                                                              DECEMBER 31    DECEMBER 31
                                                                                     2003           2002
                                                                             ------------   ------------
                                                                             NIS MILLIONS   NIS MILLIONS
                                                                             ------------   ------------
     Excess of provision for severance pay and pensions over
        amounts funded (see Note 18)                                                 33.8           46.0

     Provision for vacation pay, long-service
        bonus and unutilized sick leave (see Note 18)                                 8.1           12.5

     Deferred income                                                                  1.8           10.6

     Credit balances in respect of financial derivatives                              1.7           38.0

     Allowance for doubtful debts in respect of an off-balance sheet item             1.4           20.2

     Sundry creditors and credit balances                                            29.4           28.9
                                                                             ------------   ------------

     Total other liabilities                                                         76.2          156.2
                                                                             ============   ============

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                           DECEMBER 31    DECEMBER 31
                                                                  2003           2002
                                                          ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------
     "B" ordinary shares                                             -              -
     "D" preference shares linked to the US dollar (*)            71.6           76.0
     "DD" preference shares linked to the US dollar (*)          242.6          257.5
                                                          ------------   ------------

     Total non-participating shares                              314.2          333.5
                                                          ============   ============

     (*) See Note 9 regarding a corresponding deposit with the Israel Treasury in respect of non-participating preference shares.

     B. ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN HISTORICAL VALUES)

                                                                   AUTHORIZED      ISSUED AND PAID
                                                                   ----------   ---------------------
                                                                         2003        2003        2002
     NUMBER OF                                                     ----------   ---------   ---------
        SHARES   CLASS OF SHARES                                          NIS         NIS         NIS
     ---------   -----------------------------------------------   ----------   ---------   ---------
       135,399   "B" ordinary shares of NIS 0.1
                    each                                             13,539.9    13,489.9    13,489.9

       164,000   7.5% cumulative redeemable
                    "D" preference shares of
                    NIS 0.03 each, linked to the
                    US dollar at the rate of
                    $1 = NIS 0.0003, redeemable
                    at a premium of 5 5/8 %
                    (redemption dates will be
                    determined by the Bank subject
                    to approval by the Israeli Treasury)                4,920       4,904       4,904

        60,000   7.5% cumulative redeemable
                    (without premium)
                    "DD" preference shares of
                    NIS 2.1 each, linked to the
                    US dollar at the rate of
                    $1 = NIS 0.0021 (redemption dates
                    will be determined by the Bank,
                    subject to approval by the Israeli Treasury)      126,000     116,359     116,359
                                                                   ----------   ---------   ---------

                 Total shares                                       144,459.9   134,752.9   134,752.9
                                                                   ==========   =========   =========

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - NON-PARTICIPATING SHARES (CONT.)

     C.   For rights in dividend distributions - see Note 16 E.
     D.   For cessation of dividend distributions - see Note 16 F.
     E.   For rights upon liquidation - see Note 16 G.
     F. All the non-participating shares are not traded on the Tel-Aviv Stock Exchange.

NOTE 16 - SHAREHOLDERS' EQUITY

     A. The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the historical value of the share capital and the principal rights attaching thereto:

                                                      AUTHORIZED      ISSUED AND PAID
                                                      ----------   --------------------
                                                            2003       2003        2002
      NUMBER OF                                       ----------   --------   ---------
         SHARES   TYPE OF SHARES                             NIS        NIS         NIS
     ----------   ---------------------------------   ----------   --------   ---------
         16,000   "A" ordinary shares of NIS 0.1
                   each (*)                                1,600     *1,510   (*) 1,510

              1   "B.1" ordinary share of
                   NIS 0.1                                   0.1    (*) 0.1     (*) 0.1

      1,000,000   8% cumulative participating
                   preferred ordinary shares of
                   NIS 0.001 each                          1,000      1,000       1,000

     17,000,000   6% cumulative participating
                   "C" preference shares of
                   NIS 0.00018 each linked to the
                   US dollar at the rate of $1 =
                   NIS 0.00018                             3,060      3,060       3,060

      1,000,000   6% cumulative participating
                   "CC" preference shares of
                   NIS 0.003 each linked to the
                   US dollar at the rate of $1 =
                   NIS 0.0003                              3,000      3,000       3,000

      1,740,000   6% cumulative participating
                   "CC1" preference shares of
                   NIS 0.003 each linked to the
                   US dollar at the rate of $1 =
                   NIS 0.0003                              5,220      5,204       5,204

         50,100   Unclassified shares of NIS 0.1
                   each                                    5,010          -           -
                                                      ----------   --------   ---------
                  Total                                 18,890.1   13,774.1    13,774.1
                                                      ==========   ========   =========

     (*)  Not traded on the Tel Aviv Stock Exchange.

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--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   The following are details of the annual dividends

                                              2003                               2002
                                 -------------------------------   -------------------------------
                                 HISTORICAL VALUE       ADJUSTED   HISTORICAL VALUE       ADJUSTED
                                 ----------------   ------------   ----------------   ------------
                                     NIS MILLIONS   NIS MILLIONS       NIS MILLIONS   NIS MILLIONS
                                 ----------------   ------------   ----------------   ------------
     Preferred ordinary shares                  -              -                  -              -
     "C" preference shares                      -              -                2.4            2.5
     "CC" preference shares                     -              -                1.4            1.5
     "CC1" preference shares                    -              -                2.4            2.5
                                 ----------------   ------------   ----------------   ------------

     Total dividends                            -              -                6.2            6.5
                                 ================   ============   ================   ============

     C.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preference shares grant their holders the right to receive notification regarding general shareholders' meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preference share has one vote.

     D.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the board of directors is comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank.
     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the board who were appointed, as above, by the holders of "A" class ordinary shares.

     E.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute - a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "C" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC1" class preference shares, 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "D" class preference shares, 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "DD" class preference shares - all dividends being pari-passu and pro-rata to the paid in capital of the aforementioned shares, and second, an 8% cumulative preferred dividend on the paid in capital of ordinary preference shares.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares, with the Ministry of Finance in perpetual deposits (the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on the condition that no reasonable fear exists that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking corporation if, among other things, one or more of the last three calendar years ended in a loss, or if the aggregate results of three quarters ending in the interim period for which the last interim financial statements were issued reflected a loss.

     The Bank ended the years 2001, 2002 and 2003 with a loss and as from the financial statements for the first quarter of 2002 the Bank has not had profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained Court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.
     o    Non-existence of distributable profits under the Companies Law.
     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.
     o The prohibition on distribution of dividends according to the Directives of Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the Receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite of the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained.

     During 2003 the Board of Directors of the Bank deliberated several times in the matter of the dividend on the said preferred shares. In view of all of the considerations and circumstances described above, the Board decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares not recorded in the financial statements is NIS 58.7 million. This amount is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 38.1 million is in respect of the year 2003

     G.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first six stages of distribution of assets in accordance with the priorities appearing in the Bank's articles of association:

     o First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C, CC, CC1, D, DD).
     o Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares.
     o Third - to refund paid in capital of "A" class preference shares, refund paid in capital (plus dollar linkage differentials) of "C" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares.
     o    Fourth - refund paid in capital of preferred ordinary shares.
     o Fifth - refund paid in capital of class "A" ordinary shares, refund paid in capital of class "B" ordinary shares, refund paid in capital of class "B1" ordinary share - all being pari passu and pro-rata to the paid in capital of the aforementioned shares.
     o Sixth - the remainder (if at all) of the differences to be paid to the Bank by the State of Israel upon liquidation as a result of the increase in rate of increase of the CPI compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share.

     H. NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

     During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the preferred ordinary shares of the Bank
     - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines as provided in its articles, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The number of preferred ordinary shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 shares of the Bank are also traded on the Stock Exchange.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     H. NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES (CONT'D)

     According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the Board of Directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares. In a letter dated October 26, 2003 the Stock Exchange notified the Bank that since the value of the public's holdings as at that date was higher than 1.6 million, it was not recommended before the Board of Directors of the Stock Exchange to suspend trading of the aforementioned shares. In its letter the Stock Exchange also states that the next examination of compliance with preservation guidelines will be conducted at the beginning of January 2004 on the basis of the data as at December 31, 2003. An orral clarification made with the Stock Exchange disclosed that the said shares complied with the preservation guidelines also on the basis of the data as of December 31, 2003.

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     Following is the calculation of capital adequacy in accordance with Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio" and "Capital Allocation with respect to Exposure to Market Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                DECEMBER 31    DECEMBER 31
                                       2003           2002
                               ------------   ------------
                               NIS MILLIONS   NIS MILLIONS
                               ------------   ------------
     First tier capital                (9.4)          64.7
     Second tier capital (*)              -           64.7
                               ------------   ------------

     Total capital                     (9.4)         129.4
                               ============   ============

     (*) The general allowance for doubtful debts, in the amount of NIS 38.5 million was deducted from the credit since it is not a part of the second tier capital.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                    DECEMBER 31, 2003                DECEMBER 31, 2002
                                             ------------------------------   ------------------------------
                                                            WEIGHTED CREDIT                  WEIGHTED CREDIT
                                             BALANCES(**)     RISK BALANCES   BALANCES(**)     RISK BALANCES
                                             ------------   ---------------   ------------   ---------------
                                             NIS MILLIONS      NIS MILLIONS   NIS MILLIONS      NIS MILLIONS
                                             ------------   ---------------   ------------   ---------------
     ASSETS
     Cash and deposits with Banks                   143.9              17.4          243.6              26.0
     Securities                                      85.4              85.4           71.6              71.3
     Credit to the public (*)                     9,189.6           2,706.8       10,908.1           3,660.5
     Credit to governments and
        perpetual deposits with the
        Treasury                                    904.5               5.6          988.0              15.4
     Investments in affiliates                          -                 -            0.9               0.9
     Premises and equipment                           4.7               4.7           10.2              10.1
     Other assets                                    28.2               6.0           51.8              20.9
                                             ------------   ---------------   ------------   ---------------

     Total assets                                10,356.3           2,825.9       12,274.2           3,805.2
                                             ============   ===============   ============   ===============

     OFF-BALANCE SHEET FINANCIAL
        INSTRUMENTS:
     Transactions representing credit risk          457.3             342.9          491.6             472.9
     Derivative financial instruments               911.5               8.9          418.3             158.7
                                             ------------   ---------------   ------------   ---------------

     Total off-balance sheet financial
        instruments                               1,368.8             351.8          909.0             631.6
                                             ------------   ---------------   ------------   ---------------

     Total credit risk assets                    11,725.1           3,177.7       13,184.1           4,436.8
     Market risk                                                      218.2                             72.2
                                             ------------   ---------------   ------------   ---------------

     Total risk assets                           11,725.1           3,395.9       13,184.1           4,509.0
                                             ============   ===============   ============   ===============

     (*) The general allowance for doubtful debts, in the amount of NIS 38.5 million was deducted from the credit since it is not a part of the second tier capital.

     (**) Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                         DECEMBER 31   DECEMBER 31
                                                                                2003          2002
                                                                         -----------   -----------
                                                                                   %             %
                                                                         -----------   -----------
     Ratio of first tier capital to total risk assets                          (0.28)         1.43
     Ratio of second tier capital to total risk assets                             -          1.43
                                                                         -----------   -----------

     Ratio of total first and second tier capital to total risk assets         (0.28)         2.86
                                                                         ===========   ===========

     On November 26, 2003, the Supervisor of Banks informed the Bank that it no longer has to maintain a "Minimal Capital Ratio" of 15%. Accordingly, the required capital ratio is 9% as prescribed by Proper Banking Procedure guidelines.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A. As mentioned in Note 1A, commencing on November 14, 2002, a special credit line was placed at the disposal of the Bank by the Bank of Israel. In connection with receipt of this credit line, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel, whereby the Bank registered a first degree floating charge on all of its assets, excluding the following assets:

          o Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2003, of NIS 6.4 billion.

          o The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

          o Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

          Under this debenture, the Bank undertook, among other things, not to place additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel. Notwithstanding the above, the debenture stipulates that the floating charge placed therein does not prevent the Bank, or restrict the Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

          Upon signing the debenture, the Bank notified the Governor of the Bank of Israel that it intends on continuing its efforts to obtain a subordination of the State's deposits with the Bank, which would satisfy the Bank of Israel and alleviate the necessity of pledging the Bank's assets in favor of the Bank of Israel.
          The balance of the credit line (including accrued interest) as of December 31, 2003, was an amount of NIS 2,091.2 million.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS (CONT.)

     B. As part of the arrangement determined by the Bank of Israel for the granting of monetary credit to the banking industry, the Bank registered floating charges on Government bonds traded on the Stock Exchange. Following are details as to credit received, bonds pledged and deposits with Bank of Israel.

                            DEPOSITS RECEIVED   GOVERNMENT BONDS    DEPOSITS WITH
                       FROM BANK OF ISRAEL(*)            PLEDGED   BANK OF ISRAEL
                       ----------------------   ----------------   --------------
                                 NIS MILLIONS       NIS MILLIONS     NIS MILLIONS
                       ----------------------   ----------------   --------------
                            2003         2002     2003      2002    2003     2002
                       ---------   ----------   ------   -------   -----   ------
     Balance at year
        end                    -         11.3        -         -    56.3    113.7
     Average balance
        during the
        year(**)             4.8          7.4        -      55.8    37.6    193.6
     Highest balance
        during the
        year(**)            11.3         13.8        -     135.7   113.7    442.4

     *    Not including the special credit line as detailed in A above.
     ** The average balance and highest balance are based on the month-end balances during the year.

     C. Deposits with banks in the amount of NIS 11 million have been pledged by the Bank in favor of those banks. Bank of Israel gave its consent to the pledge, which serves as security for transactions in derivative financial instruments with those banks.

NOTE 18 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1. The Bank's liability for payment of severance pay to its employees, according to a plan agreed upon with the employees' committee, or according to other agreements with employees not covered by the said plan, is fully covered by payments and deposits with recognized pension and provident funds, payment of premiums of insurance policies and by the unfunded provision in the books. The calculation of the severance pay liability is based on the most recent monthly salary multiplied by the number of years of service.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     2. Commencing on July 15, 2002, Mr. A. Galili has been serving as the CEO. of the Bank. The Bank signed an employment agreement with Mr. Galili in which the Bank undertook to employ him for a period of three years.

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has been serving as the Chairman of the Board of Directors of the Bank. The Bank signed an agreement with Dr. Cohen whereby it undertook to employ him for a four year period.

          On September 1, 2002, Mr. A. Savir joined the Bank's Management team. Mr. Savir serves as deputy CEO and is in charge of the Bank's credit operations. The Bank signed an employment agreement with Mr. Savir whereby it undertook to employ him for a three year period.

     3. Bank Management decided to take steps to significantly reduce the Bank's operating and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of workers employed by the Bank. On December 26, 2002, a special collective agreement was signed by the Bank, the General Federation of Labor and the Bank's workers committee regarding the termination of Bank employees, termination payments to which those employees will be entitled, and reduction in the salaries of those employees remaining with the Bank.
          The financial statements for 2002 include non-recurring provisions in an amount of NIS 35 million in respect of the termination payments, which the Bank Management estimates it will have to make to the employees of the Bank, the Deputy CEO, CEO and to the Chairman of the Board. The balance provision amounts at December 31, 2003, to NIS 24.7 million.

     4. In the past, the Bank signed personal employment agreements with four senior employees of the Bank. In accordance with these agreements in the event of the resignation of the employee, the Bank has undertaken to make increased severance payments and pay an "adaptation bonus" in addition to the regular severance pay. This liability is covered by an appropriate provision included in the provision for severance pay. These employees are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The Bank and the said employees have the right to terminate their employment relationship by giving prior notice of three months.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT.)

     A.   SEVERANCE PAY (CONT'D)

          The provision calculated in respect of each of the aforementioned employees is based on the severance pay that each will be entitled to receive upon resigning. The maximum amount that the Bank will have to pay in the event that the employement of all of the said executives is terminated with immediate effect amounts to NIS 3.5 million. A provision was made in respect of this commitment.

          Data relating to provisions and funding included in the balance sheet:

                                                                DECEMBER 31    DECEMBER 31
                                                                       2003           2002
                                                               ------------   ------------
                                                               NIS MILLIONS   NIS MILLIONS
                                                               ------------   ------------
          Provision for severance pay                                  58.5           85.0
          Amounts funded with pension and provident funds,
             including earnings thereon                                24.7           39.0
                                                               ------------   ------------
          Unfunded provision included in "Other liabilities"           33.8           46.0
                                                               ============   ============

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

     B.   UNUTILIZED SICK LEAVE

     Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as of balance sheet date totals NIS 4.3 million (December 31, 2002 - NIS 7.5 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the employment agreement existing at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The amount has been discounted at a rate of 3.5% per annum (2002 - 3.5%). These rates are net of the expected real increase in salaries. The balance of the provision as of balance sheet date is NIS 0.3 million (December 31, 2002 - NIS 0.4 million). This balance is included in "Other liabilities".

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation as of balance sheet date is NIS 3.5 million (December 31, 2002 - NIS 4.6 million). The balance is included in "Other liabilities".

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

                                                               DECEMBER 31, 2003
                            ---------------------------------------------------------------------------------------
                                                          FOREIGN CURRENCY OR LINKED
                                  ISRAELI CURRENCY                 THERETO
                            ---------------------------   ---------------------------
                                              LINKED TO             US          OTHER   NON-MONETARY
                                UNLINKED        THE CPI         DOLLAR     CURRENCIES          ITEMS          TOTAL
                            ------------   ------------   ------------   ------------   ------------   ------------
                            NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                            ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
Cash and deposits
   with banks                       45.0           28.5           63.2            7.2              -          143.9
Securities                           1.2           13.8            0.1              -           70.3           85.4
Credit to the public             1,125.1          993.2        6,902.2          169.1              -        9,189.6
Credit to governments                  -           24.4           49.4           31.4              -          105.2
Fixed assets                           -              -              -              -            4.7            4.7
Other assets                        23.5              -              -            0.2            4.5           28.2
Perpetual deposits with
   the Israeli Treasury                -          799.3              -              -              -          799.3
                            ------------   ------------   ------------   ------------   ------------   ------------

Total assets                     1,194.8        1,859.2        7,014.9          207.9           79.5       10,356.3
                            ------------   ------------   ------------   ------------   ------------   ------------

LIABILITIES
Deposits of the public             237.5          275.4           97.6            9.5              -          620.0
Deposits of banks                2,091.9           23.0           26.4           31.4              -        2,172.7
Deposits of
   the Government                      -          404.5        6,544.8              -              -        6,949.3
Perpetual deposit                    0.1              -              -              -              -            0.1
Capital notes                          -              -           28.2              -              -           28.2
Other liabilities                   28.2           42.8            1.7            1.7            1.8           76.2
                            ------------   ------------   ------------   ------------   ------------   ------------

Total liabilities                2,357.7          745.7        6,698.7           42.6            1.8        9.846.5
                            ------------   ------------   ------------   ------------   ------------   ------------

Difference                      (1,162.9)       1,113.5          316.2          165.3           77.7          509.8

Forward transactions, net          673.6         (226.5)        (294.4)        (152.7)             -              -
In the money options, net
   (in base asset terms)            16.5              -          (16.5)             -              -              -
                            ------------   ------------   ------------   ------------   ------------   ------------

Total                             (472.8)         887.0            5.3           12.6           77.7          509.8
                            ============   ============   ============   ============   ============   ============
In the money options, net
   (discounted par value)           17.5              -          (17.5)             -              -              -
                            ============   ============   ============   ============   ============   ============

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

                                                               DECEMBER 31, 2002
                            ---------------------------------------------------------------------------------------
                                                          FOREIGN CURRENCY OR LINKED
                                  ISRAELI CURRENCY                 THERETO
                            ---------------------------   ---------------------------
                                              LINKED TO             US          OTHER   NON-MONETARY
                                UNLINKED        THE CPI         DOLLAR     CURRENCIES          ITEMS          TOTAL
                            ------------   ------------   ------------   ------------   ------------   ------------
                            NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                            ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
Cash and deposits
   with banks                       57.3           34.8          140.2           11.3              -          243.6
Securities                           1.8           27.5            3.1              -           39.2           71.6
Credit to the public             1,278.1        1,444.8        7,912.7          272.5              -       10,908.1
Credit to governments                0.6           32.7          117.2           37.6              -          188.1
Investment in affiliates               -              -            0.9              -              -            0.9
Fixed assets                           -              -              -              -           10.2           10.2
Other assets                        34.3              -            0.2           13.9            3.4           51.8
Perpetual deposits with
   the Israeli Treasury                -          799.9              -              -              -          799.9
                            ------------   ------------   ------------   ------------   ------------   ------------

Total assets                     1,372.1        2,339.7        8,174.3          335.3           52.8       12.274.2
                            ------------   ------------   ------------   ------------   ------------   ------------

LIABILITIES
Deposits of the public             302.3          769.2          173.1           46.8              -        1,291.4
Deposits of banks                2,102.7          157.7          171.7           38.6              -        2,470.6
Deposits of
   the Government                      -          618.2        7,093.3              -              -        7,711.5
Perpetual deposit                    0.1              -              -              -              -            0.1
Capital notes                          -              -           35.2              -              -           35.2
Other liabilities                   35.5           87.0           14.3            8.7           10.6          156.2
                            ------------   ------------   ------------   ------------   ------------   ------------

Total liabilities                2,440.6        1,632.1        7,487.6           94.1           10.6       11,665.0
                            ------------   ------------   ------------   ------------   ------------   ------------

Difference                      (1,068.5)         707.6          686.7          241.2           42.2          609.2

Forward transactions, net          772.1              -         (546.0)        (226.1)             -              -
In the money options, net
   (in base asset terms)            85.6              -          (85.6)             -              -              -
                            ------------   ------------   ------------   ------------   ------------   ------------

Total                             (210.8)         707.6           55.1           15.1           42.2          609.2
                            ============   ============   ============   ============   ============   ============
In the money options, net
   (discounted par value)          113.5              -         (113.5)             -              -              -
                            ============   ============   ============   ============   ============   ============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE

                                                          DECEMBER 31, 2003
                                     ---------------------------------------------------------
                                        ON DEMAND       FROM ONE     FROM THREE
                                        AND UP TO       TO THREE      MONTHS TO       FROM ONE
                                        ONE MONTH         MONTHS       ONE YEAR   TO TWO YEARS
                                     ------------   ------------   ------------   ------------
                                     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                     ------------   ------------   ------------   ------------
NON-LINKED ISRAELI CURRENCY
Assets                                       76.4          135.3          191.9           74.4
Liabilities                                  43.6           19.2          534.2          514.1
                                     ------------   ------------   ------------   ------------
Difference                                   32.8          116.1         (342.3)        (439.7)
Derivative instruments
   excluding options                        447.3              -          237.5              -
Options                                         -           18.2              -              -

ISRAELI CURRENCY LINKED TO THE CPI
Assets                                       23.0           58.2          184.4          169.7
Liabilities                                  41.4           30.7          143.4          126.5
                                     ------------   ------------   ------------   ------------
Difference                                  (18.4)          27.5           41.0           43.2
Derivative instruments
   excluding options                            -              -         (235.0)             -

FOREIGN CURRENCY AND
   LINKED THERETO
Assets                                      224.9          165.4          618.5          776.8
Liabilities                                  93.6          173.0          517.4          646.5
                                     ------------   ------------   ------------   ------------
Difference                                  131.3           (7.6)         101.1          130.3
Derivative instruments
   excluding options                       (447.2)             -              -              -
Options                                         -          (17.5)             -              -

NON-MONETARY ITEMS
Assets                                          -              -              -              -
Liabilities                                     -              -              -              -
                                     ------------   ------------   ------------   ------------
Difference                                      -              -              -              -

TOTAL FOR DECEMBER 31, 2003
ASSETS                                      324.3          358.9          994.8        1,020.9
LIABILITIES                                 178.6          222.9        1,195.0        1,287.1
                                     ------------   ------------   ------------   ------------
DIFFERENCE                                  145.7          136.0         (200.2)        (266.2)
                                     ============   ============   ============   ============
DERIVATIVE INSTRUMENTS
   EXCLUDING OPTIONS                          0.1              -            2.5              -
OPTIONS                                         -            0.7              -              -

                                                          DECEMBER 31, 2003
                                     ---------------------------------------------------------
                                         FROM TWO     FROM THREE      FROM FOUR      FROM FIVE
                                         TO THREE        TO FOUR        TO FIVE         TO TEN
                                            YEARS          YEARS          YEARS          YEARS
                                     ------------   ------------   ------------   ------------
                                     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                     ------------   ------------   ------------   ------------
NON-LINKED ISRAELI CURRENCY
Assets                                       64.7           12.4            2.3            8.1
Liabilities                                     -              -              -              -
                                     ------------   ------------   ------------   ------------
Difference                                   64.7           12.4            2.3            8.1
Derivative instruments
   excluding options                            -              -              -              -
Options                                         -              -              -              -

ISRAELI CURRENCY LINKED TO THE CPI
Assets                                      148.4          125.4          107.8          386.1
Liabilities                                  89.6           55.0           52.6          218.6
                                     ------------   ------------   ------------   ------------
Difference                                   58.8           70.4           55.2          167.5
Derivative instruments
   excluding options                            -              -              -              -

FOREIGN CURRENCY AND
   LINKED THERETO
Assets                                      758.4          691.9          654.0        3,135.5
Liabilities                                 667.6          657.5          640.0        3,093.8
                                     ------------   ------------   ------------   ------------
Difference                                   90.8           34.4           14.0           41.7
Derivative instruments
   excluding options                            -              -              -              -
Options                                         -              -              -              -

NON-MONETARY ITEMS
Assets                                          -              -              -              -
Liabilities                                     -              -              -              -
                                     ------------   ------------   ------------   ------------
Difference                                      -              -              -              -

TOTAL FOR DECEMBER 31, 2003
ASSETS                                      971.5          829.7          764.1        3,529.7
LIABILITIES                                 757.2          712.5          692.6        3,312.4
                                     ------------   ------------   ------------   ------------
DIFFERENCE                                  214.3          117.2           71.5          217.3
                                     ============   ============   ============   ============
DERIVATIVE INSTRUMENTS
   EXCLUDING OPTIONS                            -              -              -              -
OPTIONS                                         -              -              -              -

                                                                    DECEMBER 31, 2003
                                     ---------------------------------------------------------------------------
                                            FROM TEN           OVER                       WITHOUT
                                           TO TWENTY         TWENTY     TOTAL CASH       MATURITY
                                               YEARS          YEARS          FLOWS       DATE(**)     TOTAL(***)
                                        ------------   ------------   ------------   ------------   ------------
                                        NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                        ------------   ------------   ------------   ------------   ------------
NON-LINKED ISRAELI CURRENCY
Assets                                           0.7              -          566.2          685.4        1,194.8
Liabilities                                        -              -        1,111.1    (1) 1,376.6        2,357.7
                                        ------------   ------------   ------------   ------------   ------------
Difference                                       0.7              -         (544.9)        (691.2)      (1,162.9)
Derivative instruments
   excluding options                               -              -          684.8              -          673.6
Options                                            -              -           18.2              -           16.5

ISRAELI CURRENCY LINKED TO THE CPI
Assets                                         154.5            0.2        1,357.7          799.3        1,859.2
Liabilities                                      4.8              -          762.6           42.8          745.7
                                        ------------   ------------   ------------   ------------   ------------
Difference                                     149.7            0.2          595.1          756.5        1,113.5
Derivative instruments
   excluding options                               -              -         (235.0)             -         (226.5)

FOREIGN CURRENCY AND
   LINKED THERETO
Assets                                       5,269.3          177.1       12,471.8              -        7,222.8
Liabilities                                  5,252.2          177.1       11,918.7            1.7        6,741.3
                                        ------------   ------------   ------------   ------------   ------------
Difference                                      17.1              -          553.1           (1.7)         481.5
Derivative instruments
   excluding options                               -              -         (447.2)             -         (447.1)
Options                                            -              -          (17.5)             -          (16.5)

NON-MONETARY ITEMS
Assets                                             -              -              -           79.5           79.5
Liabilities                                        -              -              -            1.8            1.8
                                        ------------   ------------   ------------   ------------   ------------
Difference                                         -              -              -           77.7           77.7

TOTAL FOR DECEMBER 31, 2003
ASSETS                                       5,424.5          177.3       14,395.7        1,564.2       10,356.3
LIABILITIES                                  5,257.0          177.1       13,792.4        1,422.9        9,846.5
                                        ------------   ------------   ------------   ------------   ------------
DIFFERENCE                                     167.5            0.2          603.3          141.3          509.8
                                        ============   ============   ============   ============   ============
DERIVATIVE INSTRUMENTS
   EXCLUDING OPTIONS                               -              -            2.6              -            2.6
OPTIONS                                            -              -            0.7              -            0.7

(*) In this table the future cash flows are presented in respect of assets and liabilities according to linkage base, in accordance with the the remaining period to the contractual maturity date of each cash flow
(**) Including assets past due in the amount of NIS 324.3 million (December 31, 2002 - NIS 22.4 million). The data is net of specific allowance for doubtful debts.
(***) As Included in Note 19 "Assets and liabilities according to linkage base", including off-balance sheet amounts for derivatives.
(1) The balance includes the credit line framework provided by Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to Bank of Israel. Whereas as from this date a downward trend is not determined for the credit line, the framework at the above date was included in the "Without maturity date" column.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE FINANCIAL INSTRUMENTS

                                                          DECEMBER 31    DECEMBER 31
                                                                 2003           2002
                                                         ------------   ------------
                                                         NIS MILLIONS   NIS MILLIONS
                                                         ------------   ------------
     Transactions the balance of which
        represents a credit risk -

     Guarantees securing credit                                 251.0          308.1
     Guarantees to home purchasers                              112.2          154.9
     Other guarantees and liabilities                            55.5          106.6
     Documentary credits                                         17.6           57.8
     Unutilized revolving credit facilities                       5.9           28.6
     Irrevocable commitments to grant
        credit facilities, approved but not yet executed         13.8           65.1

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1. See Note 18A with respect to the contingent commitment regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a lease agreement in respect of its office premises for the period ending in August 2006. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million.

     3. The Bank has outsourced its computer services, signing an agreement for receiving computer services for a period of three years, with an option for extension for additional two years. The cost of the service for the first year amounts to NIS 3.7 million, for the second year - NIS 2.8 million, and for the third year - NIS 2.1 million. In the event that the Bank decides to exercise the above mentioned option, the cost of service for each additional year would amount to NIS 2.0 million.

     4. In recent years, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to US$20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The major part of the investments made by these funds is in the credit component. The balance of this undertaking at balance sheet date amounts to US$ 7.1 million.

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1) On August 8, 2002, further to the approvals of the audit committee and the Board of Directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification.

          The types of events include, among other things, realization of pledges, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640.3 million), linked to the increase in the CPI according to the base index published in respect of March 2002. In May 2003, the audit committee and the Board of Directors of the Bank approved the applicability of the indemnification writ to an additional Director whose appointment ended prior to July 11, 2002.

     2) Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty of care of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

     3) Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS (CONT'D)

          indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445.4 million), linked to the increase in the CPI according to the base index published in respect of September 2002.

     4) In accordance with the Companies Law - 1999, granting exemptions and indemnifications as described in paragraphs 2) and 3) above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.

     5) On June 1, 2003, the Board of Directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against the Bank and them in February 2003 and the details of which are presented in D hereunder.

     D.   LEGAL ACTIONS

     Several legal actions are pending against the Bank. Management of the Bank, based on opinions of Counsels for the Bank, believes that adequate provisions are included in the financial statements to cover possible losses in respect of those actions where it is probable to assume that they will not be cancelled or dismissed in whole or in part.

     Following are details of legal actions in material amounts (including a plea for approval of an action as a class action suit):

     1. In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim in an amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified its insurance company that the suit was filed. The insurance company has not yet confirmed that the Company's policy for Directors and senior officers covers this derivative suit that was filed against the aforementioned

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     D.   LEGAL ACTIONS (CON'D)

          senior officers. The defendants filed a request to have the suit dismissed IN LIMINE, on grounds that the plaintiff should have filed a request to approve the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a request for the approval of the claim as a derivative claim. Such a request was submitted on December 7, 2003, but no Court ruling in the matter has as yet been given. Counsels are representing the Bank in the matter of the action and the request, and in their opinion, since the action is a derivative action, the exposure of the Bank in respect thereto is for expenses.

     2. In October 2002, a legal action was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the action approved as a class-action suit. In the said petition the plaintiff seeks approval to act on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The cause of the action is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted there under ("Securities Regulations"). As claimed in the action, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company of the action filed against it. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for Directors and senior officers is applicable to the action filed against the officers. The Bank has delegated its legal Counsel to handle the action and the petition to have the action recognized as a class action suit. On March 16, 2003, the Bank filed for the IN LIMINE dismissal of the petition. The Court has not yet decided in the petition for approval of a class action suit.

     3. In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defendant banks. It is alleged that the involvement of the defendant banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff upon which it had relied when selling its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defendant banks. The Bank has transferred the matter to Counsel acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     D.   LEGAL ACTIONS (CONT.)

     4. In February 2003, the Bank was served with a suit in which a company that in the 90's had received from the Bank government-guaranteed loans claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the Court to be exempted from payment of the Court fee, but the request has not yet been heard. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank has delegated its Counsel to handle the suit on its behalf.

     5. An action was filed in August 2000, against a former senior executive of the Bank and against 24 other defendants, by a number of venture capital funds, which for purposes of Court fees was set at US$18,666,711. According to the plaintiff's complaint, the suit was filed, inter-alia, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a Director on behalf of a former subsidiary of the Bank. The senior executive has Counsel representing him in this matter who has filed a statement of defense on his behalf. In the opinion of the Bank's legal Counsel, even if the said executive will have to make any payment in respect of the suit, it will be covered by the Bank's insurance policy.

     6. In December 1999, the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans, which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys that were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage in the proceedings, which makes it difficult to make a definite evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on Counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice.

     7. The Bank has been informed by a number of parties of their intention or possibility of filing suits against the Bank and/or senior officers of the Bank and/or the Bank's shareholders in connection with events, which recently occurred in the Bank. Inter-alia, the Bank was approached by the representatives of several provident funds that hold preference shares of the Bank ("C", "CC" and "CC1"), demanding the renewal of the payment of dividend on the said preference shares. Otherwise, the said representatives intend to take all the necessary legal measures in order to realize the right to dividends claimed by their clients

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

     D.   LEGAL ACTIONS (CONT.)

     8. Several additional monetary claims not detailed above, are pending against the Bank at the Courts in a total amount of NIS 3.8 million.

     E. OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED ON COLLECTION OF LOANS

                                    DECEMBER 31    DECEMBER 31
                                           2003           2002
                                   ------------   ------------
                                   NIS MILLIONS   NIS MILLIONS
                                   ------------   ------------
     Non-linked Israeli currency         465.4          430.1
     CPI linked Israeli currency           1.3           13.3
     Foreign currency                    203.6          347.2
                                   ------------   ------------

     Total                               670.3          790.6
                                   ============   ============

     The cash flow in respect of the collection commission and interest margins on the above credit is not material.
     Activity based on the extent of collection of loans at December 31, 2003, includes past due balances amounting to NIS 663.4 million (December 31, 2002 - NIS 771.7 million).

     F.   APPLICATION FOR EXEMPTION FROM ANNUAL REPORTING IN THE UNITED STATES

     Since certain of the Bank's shares were issued according to prospectuses published in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC).

     Under the annual reporting to the SEC the Bank has to comply with certain requirements, which due to their becoming more strict in recent years and to the changes that have taken place in US accounting principles, the Bank does not comply with certain of them. The main issue in this respect is the requirement to include in the annual report a quantitative note showing the reconciliation of the financial statements of the Bank to US accepted accounting principles (US GAAP). Enquiries and clarifications made by the Bank's legal counsels in the US indicate that the likelihood of the Bank receiving at this stage an exemption from the SEC reporting requirements is low. In view of the above, the Bank is preparing for the reconciliation of its financial statements to US GAAP, and has also engaged a firm of accountants to carry out most of the work on its behalf.

     It should be noted that the shares, which as a result of their issuance the Bank is required to report as above, have not been traded in the US in the past nor are they traded there at present.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                                                DECEMBER 31, 2003
                                      -------------------------------------
                                              CPI/SHEKEL   FOREIGN CURRENCY
                                      INTEREST CONTRACTS           CONTRACT
                                      ------------------   ----------------
                                            NIS MILLIONS       NIS MILLIONS
                                      ------------------   ----------------
          Options purchased                            -               18.2
          Forward contracts                        235.0              658.3
                                      ------------------   ----------------

          Total                                    235.0              676.5
                                      ==================   ================

     2.   Gross fair value of derivative instruments ALM (1)

                                                DECEMBER 31, 2003
                                      -------------------------------------
                                              CPI/SHEKEL   FOREIGN CURRENCY
                                      INTEREST CONTRACTS           CONTRACT
                                      ------------------   ----------------
                                            NIS MILLIONS       NIS MILLIONS
                                      ------------------   ----------------
          Gross positive fair value                  4.6                3.3
          Gross negative fair value                    -                1.7
                                      ------------------   ----------------

          Total                                      4.6                5.0
                                      ==================   ================

     B. DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE CONTRACT

                                                          DECEMBER 31, 2003
                                                -------------------------------------
                                                            NIS MILLIONS
                                                -------------------------------------
                                                BANKS   CENTRAL BANKS   OTHER   TOTAL
                                                -----   -------------   -----   -----
     Gross positive fair value
        of derivative instruments                 4.6             3.1     0.2     7.9
     Off-balance sheet credit risk in
        respect of derivative instruments (2)    44.4            46.7       -    91.1
                                                -----   -------------   -----   -----

     Total credit risk in respect of
        derivative instruments                   49.0            49.8     0.2    99.0
                                                =====   =============   =====   =====

     (1) Derivatives comprising part of the asset and liability management of the Bank not designed for hedging purposes.
     (2) Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on borrower indebtedness.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                  DECEMBER 31, 2003
                                     -------------------------------------------
                                            UP TO   FROM 3 MONTHS
                                         3 MONTHS       TO 1 YEAR          TOTAL
                                     ------------   -------------   ------------
                                     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                     ------------   -------------   ------------
     CPI/Shekel interest contracts              -           235.0          235.0
     Foreign currency contracts             676.5               -          676.5
                                     ------------   -------------   ------------

        Total                               676.5           235.0          911.5
                                     ============   =============   ============

     D.   DERIVATIVE FINANCIAL INSTRUMENTS -BALANCES AT DECEMBER 31, 2002

     AT-RISK BROKERAGE TRANSACTIONS

                                                   DECEMBER 31, 2002
                                             -----------------------------
                                                   STATED   PRESENT CREDIT
                                                 VALUE(1)         EXPOSURE
                                             ------------   --------------
                                             NIS MILLIONS     NIS MILLIONS
                                             ------------   --------------
     Currency contracts                           3,856.0            *20.8
                                             ------------   --------------

     Total at- risk brokerage transactions        3,856.0             20.8
                                             ============   ==============

     (1) As mentioned in Note 1K, at-risk brokerage transactions are transactions of the Bank with one party (hereinafter - the original transaction) in respect of which a counter transaction in the same derivative instrument was executed with a third party (hereinafter - the counter transaction). The stated value includes the stated value of the original transaction and of the counter transaction.

     (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

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--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS CONT'D)

     D.   DERIVATIVE FINANCIAL INSTRUMENTS -BALANCES AT DECEMBER 31, 2002
          (CONT'D)

     OTHER TRANSACTIONS

                                          DECEMBER 31, 2002
                       -------------------------------------------------------
                                            NIS MILLIONS
                       -------------------------------------------------------
                                      FAIR VALUE        AVERAGE FAIR VALUE(**)
                        STATED   --------------------   ----------------------
                         VALUE   ASSETS   LIABILITIES    ASSETS   LIABILITIES
                       -------   ------   -----------   -------   ------------
     Currency
        contracts -
        Spot, swap,
        forward        2,140.7     14.0          17.3      31.5          37.1
     Options bought      113.9      2.5             -         -             -
                       -------   ------   -----------   -------   ------------

     Total             2,254.6     16.5          17.3      31.5          37.1
                       =======   ======   ===========   =======   ============
     Current credit
        exposure (*)               16.5
                                 ======

     (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.
     (**) On a quarterly basis.

     E.   MATURITY PERIOD - STATED AMOUNTS AT DECEMBER 31, 2002

                                       DECEMBER 31, 2002
                          -------------------------------------------
                                 UP TO   FROM 3 MONTHS
                              3 MONTHS       TO 1 YEAR          TOTAL
                          ------------   -------------   ------------
                          NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                          ------------   -------------   ------------
     Currency contracts        4,733.1         1,377.6        6,110.7
                          ============   =============   ============

     F. DERIVATIVE FINANCIAL INSTRUMENTS CLASSIFIED ACCORDING TO COUNTER-PARTY OF THE TRANSACTION - STATED AMOUNTS AT DECEMBER 31, 2002

                                       DECEMBER 31, 2002
                          ------------------------------------------
                                TRADED
                                ABROAD          OTHER          TOTAL
                          ------------   ------------   ------------
                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                          ------------   ------------   ------------
     Currency contracts              -        6,110.7        6,110.7
                          ============   ============   ============

     Note: The data for the year 2002 is presented in the format in effect for that year.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCE AS FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available. Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk inherent in the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates would result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable resulting from the business activity, were not taken into account, neither was the tax effect considered. Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     o GENERAL - as mentioned in Note 1A, the Bank needed a credit line from the Bank of Israel. The credit line from the Bank of Israel bears the Bank of Israel rate of interest. The discount rate of the cash flows of the deposits raised by the bank is set, for purposes of the fair value of the liabilities, is based on the said interest rates.

     o DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     o MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     o CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, such interest rate was set on the basis of the rate at which similar transactions of the Bank were effected proximate to balance sheet date. No additional disclosure is given regarding the range of fair values in relation to the range of discount rate values, which in Management opinion, might reflect the level of risk inherent in the debt. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

          The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 78.5 million (December 31, 2002 - NIS 82.4 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

          PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 9 for details of the terms of these deposits).

          DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the Bank, prevailing as of balance sheet date.

          DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

          DERIVATIVE FINANCIAL INSTRUMENTS - Such instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market. Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

          FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                          DECEMBER 31, 2003
                                    -------------------------------------------------------------
                                                    STATED BALANCE
                                    ----------------------------------------------
                                                              OTHER
                                         FINANCIAL        FINANCIAL
                                    INSTRUMENTS(1)   INSTRUMENTS(2)          TOTAL     FAIR VALUE
                                    --------------   --------------   ------------   ------------
                                      NIS MILLIONS     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                    --------------   --------------   ------------   ------------
     FINANCIAL ASSETS
     Cash and deposits with banks            115.4             28.5          143.9          144.3
     Securities                               70.4             15.0           85.4           85.4
     Credit to the public                  1,491.2          7,698.4        9,189.6        9,224.3
     Credit to governments                       -            105.2          105.2          105.5
     Other financial assets                   10.3                -           10.3           10.3
     Perpetual deposits with the
        Israeli Treasury                     799.3                -          799.3          799.3
                                    --------------   --------------   ------------   ------------

     Total financial assets                2,486.6          7,847.1       10,333.7       10,369.1
                                    ==============   ==============   ============   ============

     FINANCIAL LIABILITIES
     Deposits from the public                296.2            323.8          620.0          624.9
     Deposits from banks                   2,140.7             32.0        2,172.7        2,172.4
     Deposits from the Government
        and a perpetual deposit                0.1          6,949.3        6,949.4        6,989.3
     Capital notes                               -             28.2           28.2           29.9
     Other financial liabilities              32.5                -           32.5           32.5
                                    --------------   --------------   ------------   ------------

     Total financial liabilities           2,469.5          7,333.3        9,802.8          9,849
                                    ==============   ==============   ============   ============

     (1) Financial instruments, the stated balance of which represents the estimated fair value include: financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or on the basis of variable market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

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--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

                                                          DECEMBER 31, 2002
                                    -------------------------------------------------------------
                                                    STATED BALANCE
                                    ----------------------------------------------
                                                              OTHER
                                         FINANCIAL        FINANCIAL
                                    INSTRUMENTS(1)   INSTRUMENTS(2)          TOTAL     FAIR VALUE
                                    --------------   --------------   ------------   ------------
                                      NIS MILLIONS     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                    --------------   --------------   ------------   ------------
     FINANCIAL ASSETS
     Cash and deposits with banks            195.6             48.0          243.6          242.3
     Securities                               52.2             19.4           71.6           70.6
     Credit to the public                  2,123.7          8,784.4       10,908.1       10,754.8
     Credit to governments                       -            188.1          188.1          186.2
     Other financial assets                   41.3                -           41.3           41.3
     Perpetual deposits with the
        Israeli Treasury                     799.9                -          799.9          799.9
                                    --------------   --------------   ------------   ------------

     Total financial assets                3,212.7          9,039.9       12,252.6       12,095.1
                                    ==============   ==============   ============   ============

     FINANCIAL LIABILITIES
     Deposits from the public                591.7            699.7        1,291.4        1,280.7
     Deposits from banks                   2,272.9            197.7        2,470.6        2,469.2
     Deposits from the Government
        and a perpetual deposit                0.1          7,711.5        7,711.6        7,631.2
     Capital notes                               -             35.2           35.2           36.3
     Other financial liabilities              87.2                -           87.2           87.2
                                    --------------   --------------   ------------   ------------

     Total financial liabilities           2,951.9          8,644.1       11,596.0       11,504.6
                                    ==============   ==============   ============   ============

     (1) Financial instruments, the stated balance of which represents the estimated fair value include: financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or on the basis of variable market interest rates that vary at intervals of up to three months.

     (2)  Other financial instruments.

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NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 22 - RELATED AND INTERESTED PARTIES

     "Related Parties" of the Bank, as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel are: The State of Israel; Bank Hapoalim B.M.; Bank Leumi le-Israel B.M.; the Chief Executive Officer, Directors of the Bank and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                                                             DECEMBER 31, 2003
                                   -----------------------------------------------------------
                                           AFFILIATES AND THEIR            DIRECTORS AND CHIEF
                                              RELATED COMPANIES              EXECUTIVE OFFICER
                                   ----------------------------   ----------------------------
                                                        HIGHEST                        HIGHEST
                                      BALANCE AT        BALANCE      BALANCE AT        BALANCE
                                   BALANCE SHEET     DURING THE   BALANCE SHEET     DURING THE
                                            DATE          YEAR*            DATE          YEAR*
                                   -------------   ------------   -------------   ------------
                                    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                   -------------   ------------   -------------   ------------
     ASSETS
     Credit to the public                   17.5           27.1               -              -
     Investment in affiliates                  -            0.9               -              -

     LIABILITIES
     Deposits of the public                    -              -             0.6            0.6
     Other liabilities                         -              -               -            2.5

     CREDIT RISK IN OFF-BALANCE
        SHEET FINANCIAL INSTRUMENTS          0.7            0.8               -              -

                                                                             DECEMBER 31, 2002
                                   -----------------------------------------------------------
                                      AFFILIATE AND ITS RELATED            DIRECTORS AND CHIEF
                                                      COMPANIES              EXECUTIVE OFFICER
                                   ----------------------------   ----------------------------
                                                        HIGHEST                        HIGHEST
                                      BALANCE AT        BALANCE      BALANCE AT        BALANCE
                                   BALANCE SHEET     DURING THE   BALANCE SHEET     DURING THE
                                            DATE          YEAR*            DATE          YEAR*
                                   -------------   ------------   -------------   ------------
                                    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                   -------------   ------------   -------------   ------------
     ASSETS
     Credit to the public                   21.6           26.4               -              -
     Investment in affiliates                0.9            1.4               -              -

     LIABILITIES
     Deposits of the public                    -              -             0.5            2.6
     Other liabilities                         -              -             2.5            2.9

     CREDIT RISK IN OFF-BALANCE
        SHEET FINANCIAL INSTRUMENTS          0.8            0.8               -              -


     *    On the basis of the balances at the end of each month.

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - RELATED AND INTERESTED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                                                    2003                              2002
                                         -------------------------------   -------------------------------
                                         AFFILIATE AND     DIRECTORS AND   AFFILIATE AND     DIRECTORS AND
                                           ITS RELATED   CHIEF EXECUTIVE     ITS RELATED   CHIEF EXECUTIVE
                                             COMPANIES           OFFICER       COMPANIES           OFFICER
                                         -------------   ---------------   -------------   ---------------
                                          NIS MILLIONS      NIS MILLIONS    NIS MILLIONS      NIS MILLIONS
                                         -------------   ---------------   -------------   ---------------
     Profit (loss) from financing
        operations before allowance
        for doubtful debts (*)                       -                 -             1.1              (0.1)
     Allowance for doubtful debts                  8.6                 -        (***)7.4                 -
     Operating and other expenses (**)               -               1.2               -          (***)4.7

     (*)   See details in D hereunder.
     (**)  See details in C hereunder.
     (***) Restated

     C.   BENEFITS TO INTERESTED PARTIES

                                                               2003                            2002
                                      -----------------------------   -----------------------------
                                      DIRECTORS AND CHIEF EXECUTIVE   DIRECTORS AND CHIEF EXECUTIVE
                                                           OFFICERS                        OFFICERS
                                      -----------------------------   -----------------------------
                                                          NUMBER OF                       NUMBER OF
                                       NIS MILLIONS   BENEFICIARIES    NIS MILLIONS   BENEFICIARIES
                                       ------------   -------------    ------------   -------------
     Interested parties employed by
        the Bank (1)                         (2)0.3               2          (2)4.4               4
     Fees to Directors not employed
        by the Bank                             0.9              11             1.5              17

     (1)  Not including VAT on salaries.
     (2) Including changes in provisions relating to the period in which, as the Board believes, the services of the Chairman of the Bank and of the CEO would probably not be required any longer.
     See Note 18A regarding employment agreements with the Chairman of the Bank and its CEO.

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - RELATED AND INTERESTED PARTIES (CONT'D)

     D. RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS) WITH INTERESTED PARTIES AND RELATED PARTIES

                                                         2003           2002           2001
                                                 ------------   ------------   ------------
                                                 NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                 ------------   ------------   ------------
     Income deriving from credit to the public              -            1.1            0.9
     Expenses deriving from deposits of
        the public                                          -            0.1            0.1
                                                 ------------   ------------   ------------
     Net results from financing operations
        before allowance for doubtful debts                 -            1.0            0.8
                                                 ============   ============   ============

     Definitions in this note:

     o Interested parties - as defined in Paragraph 1 of the definition of an "interested party in a company" in Section 1 of the Securities Law.
     o Related party - As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.
     o Directors and Chief Executive Officer - including their spouses and minors (Opinion 29 of the Institute of Certified Public Accountants in Israel).

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                                 2003           2002           2001
                                                         ------------   ------------   ------------
                                                         NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                         ------------   ------------   ------------
     A.   INCOME DERIVING FROM ASSETS:

     Credit to the public                                       352.0          773.1        1,471.7
     Credit to governments                                       (2.2)          11.5           18.2
     Deposits with Bank of Israel                                   -           (1.9)          20.0
     Deposits with banks                                          0.6            7.7           27.6
     Debentures                                                   1.5            0.5           12.3
                                                         ------------   ------------   ------------

                                                                351.9          790.9        1,549.8
                                                         ------------   ------------   ------------

     B.   (EXPENSES) INCOME DERIVING FROM LIABILITIES

     Deposits of the public                                     (39.3)         (56.5)        (294.5)
     Deposits of the Government                                (122.8)        (584.6)      (1,015.9)
     Deposits of Bank of Israel                                (219.0)         (91.2)          (0.2)
     Deposits of banks                                            3.8          (40.2)        (115.4)
                                                         ------------   ------------   ------------

                                                               (377.3         (772.5)      (1,426.0)
                                                         ------------   ------------   ------------

     C.   INCOME DERIVING FROM DERIVATIVE FINANCIAL
             INSTRUMENTS

     Commissions from at-risk brokerage
        transactions                                                -           12.4           11.5
     Income from derivative instruments ALM                      47.2           22.7            4.3
                                                         ------------   ------------   ------------

                                                                 47.2           35.1           15.8
                                                         ------------   ------------   ------------

     D.   OTHER INCOME AND EXPENSES

     Commissions from financing operations                       16.7           30.1           24.6
     Collection of interest on problematic debts                  1.7            4.9            7.3
     Other financing income                                      40.9            6.8            6.6
     Other financing expenses                                   (14.2)         (15.8)         (14.1)
                                                         ------------   ------------   ------------
                                                                 45.1           26.0           24.4
                                                         ------------   ------------   ------------
     Total profit from financing operations before
        allowance for doubtful debts                             66.9           79.5          164.0
                                                         ============   ============   ============

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     E.   RESULTS FROM INVESTMENTS IN DEBENTURES

                                                               2003           2002           2001
                                                       ------------   ------------   ------------
                                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                       ------------   ------------   ------------
     Accrued financing income on available-for-sale
        debentures (included in income from assets)             1.5            0.5           12.3
     Gain from sale of available-for-sale debentures
        (included in other financing income)                    0.7            0.9            0.2
                                                       ------------   ------------   ------------

     Total profit from investments in debentures                2.2            1.4           12.5
                                                       ============   ============   ============

NOTE 24 - OPERATING COMMISSIONS

                                                             2003           2002           2001
                                                     ------------   ------------   ------------
                                                     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                     ------------   ------------   ------------
     Ledger fees (in Israeli and foreign currency)            2.3            2.2            2.6
     Payment order system services                            0.5            1.2            1.2
     Customer foreign trade transactions                      1.5            5.6            6.4
     Credit handling and drafting of contracts                0.2            0.6            1.9
     Computerized information services and
        confirmations                                         0.2            0.2            0.3
     Margin and collection commissions from credit
        granted from deposits based on collection:
        Collection commissions on credit from
           Treasury funds                                       -            0.1            0.4
     Others                                                   1.7           *2.4           *2.5
                                                     ------------   ------------   ------------

     Total operating commissions                              6.4           12.3           15.3
                                                     ============   ============   ============

     (*)  Reclassified

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25 - GAINS (LOSS) ON INVESTMENTS IN SHARES

                                                                 2003           2002           2001
                                                         ------------   ------------   ------------
                                                         NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                         ------------   ------------   ------------
     Gain on sale of available-for-sale shares                    8.4            0.9            4.1
     Loss on impairment in value of available-for-sale
        shares                                                      -           (3.1)          (1.4)
     Dividend from available-for-sale shares                      1.8            0.1            0.1
     Realized and unrealized losses on adjustments
        to fair value of trading shares, net                        -           (2.1)          (0.6)
                                                         ------------   ------------   ------------

     Total gains (losses) on investments in shares               10.2           (4.2)           2.2
                                                         ============   ============   ============

NOTE 26 - OTHER INCOME

                                          2003           2002           2001
                                  ------------   ------------   ------------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                  ------------   ------------   ------------
     Gains on severance funding            1.6              -              -
     Other                                 3.8           *4.1           *4.3
                                  ------------   ------------   ------------

     Total other income                    5.4            4.1            4.3
                                  ============   ============   ============

     (*)  Reclassified

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                          2003           2002           2001
                                                  ------------   ------------   ------------
                                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                  ------------   ------------   ------------
     Salaries                                             25.1           35.9           40.0
     Severance pay, provident fund, pensions,
        further education fund, vacation pay,
        sick pay and long service bonuses                  7.0          *10.8            7.1
     National insurance contributions and
        VAT on salaries                                    1.5            2.0            9.2
     Other related expenses                                0.1            0.8            1.0
     Adjustment of provisions for related
        benefits, following changes in salaries
        in the current year                                  -           *0.2            0.3
                                                  ------------   ------------   ------------

     Total salaries and related expenses                  33.7           49.7           57.6
                                                  ============   ============   ============

     (*)  Reclassified

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - OTHER EXPENSES

                                                                  2003           2002           2001
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
     Marketing and advertising                                     0.2            0.6            2.3
     Communications (postage, telephone,
        courier fees etc.)                                         0.8            1.3            1.5
     Computer (not including salaries and
        depreciation)                                              3.5            5.0            5.2
     Office expenses                                               0.5            0.9            1.2
     Insurance                                                     4.8            2.3            1.1
     Professional services                                         7.0            5.6            4.5
     Directors' fees (not including a director employed
        as a senior executive)                                     0.9            1.5            1.2
     Staff training, further education etc.                        0.1            0.2            0.4
     Others                                                        2.7            2.3            1.6
                                                          ------------   ------------   ------------

     Total other expenses                                         20.5           19.7           19.0
                                                          ============   ============   ============

NOTE 29 - TAXES ON INCOME

     A.   COMPOSITION:

                                                               2003           2002           2001
                                                       ------------   ------------   ------------
                                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                       ------------   ------------   ------------
     Taxes for the current year                                   -            0.2            0.3
     Taxes in respect of prior years                           (2.7)          (0.6)             -
                                                       ------------   ------------   ------------

     Net provision for taxes on income (tax savings)           (2.7)          (0.4)           0.3
                                                       ============   ============   ============

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating results of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense (tax savings) on operating results, as reflected in the statement of income.

                                                              2003           2002           2001
                                                      ------------   ------------   ------------
     Statutory tax rate                                     45.76%         45.55%         45.30%
                                                      ============   ============   ============

                                                      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                      ------------   ------------   ------------
     Tax savings at the statutory rate                      (48.7)        (195.8)         (14.4)

     Tax (tax savings) in respect of:
     Differences from adjustment of net monetary
        assets                                                1.2           (3.1)           1.8
     General and supplementary allowance for
        doubtful debts                                       (2.5)           6.7            7.7
     Non-deductible expenses                                  0.1            0.1            0.4
     VAT on profit on VAT on salaries, net                      -              -            0.6
     Differences and other tax
        benefits in respect of which deferred taxes
        had not been recorded, net                           38.1          164.7            4.2
     Loss for purposes of profit tax which
        cannot be set off                                    11.8           27.5              -
     Inflationary erosion of advance tax payments               -            0.1              -
     Taxes in respect of prior years                         (2.7)          (0.6)             -
                                                      ------------   ------------   ------------

     Tax expense (tax savings) reflected in the
        statement of income                                  (2.7)          (0.4)           0.3
                                                      ============   ============   ============

     C.   The Bank has been issued final tax assessments for all years through
          2000

     D. Carryforward tax losses in respect of which deferred tax assets were not created total NIS 548 million (2002 - NIS 426 million).

     E. In 2002 and in 2003, the Bank recorded VAT on salaries refundable in an amount of NIS 6.7 million and NIS 5.1 million, respectively, as a result of losses for purposes of VAT on profit.

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                       DECEMBER 31    DECEMBER 31
                                                              2003           2002
                                                      ------------   ------------
                                                      NIS MILLIONS   NIS MILLIONS
                                                      ------------   ------------
     CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
     Credit to the public                                  6,675.0        7,217.1
                                                      ------------   ------------
     Total                                                 6,675.0        7,217.1
                                                      ============   ============

     DESIGNATED DEPOSITS
     Deposits of the Government                            6,698.1        7,237.1
                                                      ------------   ------------
     Total                                                 6,698.1        7,237.1
                                                      ============   ============

     Credit out of designated deposits includes NIS 6,405.3 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2002, the balance of the credit secured by a State guarantee was NIS 6,925.2 million).

NOTE 31 - SPECIAL INCOME FROM THE ISRAELI TREASURY, NET

     The special income from the Israeli Treasury is interest paid on perpetual deposits with the Treasury in connection with preference shares of the Bank linked to the dollar. The income is presented net of the related tax effect and its composition is as follows:

                                                                   2003           2002           2001
                                                           ------------   ------------   ------------
                                                           NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                           ------------   ------------   ------------
     IN RESPECT OF PARTICIPATING PREFERENCE SHARES -
     Special income from the Israeli Treasury                         -           7.5           17.6
     Income tax                                                       -          (1.1)          (2.7)
                                                           ------------   ------------   ------------
     Special income from the Israeli Treasury, net                    -           6.4           14.9
                                                           ------------   ------------   ------------

     IN RESPECT OF NON-PARTICIPATING PREFERENCE SHARES -
     Special income from the Israeli Treasury                         -          14.4           28.1
     Income tax                                                       -          (2.0)          (4.1)
                                                           ------------   ------------   ------------
     Special income from the Israeli Treasury, net                    -          12.4           24.0
     Less/ - dividend on the aforementioned shares                    -          12.4           24.0
                                                           ------------   ------------   ------------
     Total in respect of non-participating shares                     -             -              -
                                                           ------------   ------------   ------------
     Total special income from the Israeli Treasury, net              -           6.4           14.9
                                                           ============   ============   ============

     See Note 9A, Note 15 and Note 16 for details of the special income from the Israeli Treasury which was not recorded in the books, due to the cessation of dividend distribution.

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES

     A.   CONDENSED BALANCE SHEET AS OF DECEMBER 31,

                                                               2003           2002
                                                       ------------   ------------
                                                       NIS MILLIONS   NIS MILLIONS
                                                       ------------   ------------
     ASSETS
     Cash and deposits with banks                             143.9          248.3
     Securities                                                85.4           73.0
     Credit to the public                                   9,189.6       11,117.8
     Credit to governments                                    105.2          191.7
     Investment in affiliates                                     -            0.9
     Fixed assets                                               4.4            9.5
     Other assets                                              28.2           52.8
     Perpetual deposits with the Israeli Treasury in
        connection with the Bank's share capital              799.3          815.3
                                                       ------------   ------------

     Total assets                                          10,356.0       12,509.3
                                                       ============   ============

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Deposits of the public                                   620.0        1,316.2
     Deposits of banks                                      2,172.7        2,518.1
     Deposits of the Government                             6,949.3        7.859.7
     Perpetual deposit                                          0.1            0.1
     Capital notes                                             28.2           35.9
     Other liabilities                                         76.2          159.4
                                                       ------------   ------------

     Total liabilities                                      9,846.5       11,889.4
     Shareholders' equity                                     509.5          619.9
                                                       ------------   ------------

     Total liabilities and shareholders' equity            10,355.0       12,509.3
                                                       ============   ============

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES

     B.   CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31,

                                                              2003           2002           2001
                                                      ------------   ------------   ------------
                                                      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                      ------------   ------------   ------------
     Profit from financing operations before
        allowance for doubtful debts                          70.1           99.0          161.5
     Allowance for doubtful debts                            129.8          412.5          120.0
                                                      ------------   ------------   ------------

     Profit (loss) from financing operations after
        allowance for doubtful debts                         (59.7)        (313.5)          41.5

     OPERATING AND OTHER INCOME
     Operating commissions                                     6.5          *11.7          *14.7
     Gains (losses) from investments in shares, net           10.3           (4.2)           2.1
     Other income                                              5.5           *4.2           *4.1
                                                      ------------   ------------   ------------

     Total operating and other income                         22.3           11.7           20.9
                                                      ------------   ------------   ------------

     OPERATING AND OTHER EXPENSES
     Salaries and related expenses                            32.2           87.8           55.5
     Depreciation and maintenance of
        premises and equipment                                11.8           14.8           15.4
     Other expenses                                           20.7           19.8           18.2
                                                      ------------   ------------   ------------

     Total operating and other expenses                       64.7          122.4           89.1
                                                      ------------   ------------   ------------

     Operating loss before taxes on income                  (102.1)        (424.2)         (26.7)
     Taxes on income (tax savings)                            (2.7)          (0.6)           0.2
                                                      ------------   ------------   ------------
     Operating loss after taxes on income                    (99.4)        (423.6)         (26.9)
                                                      ------------   ------------   ------------

     OTHER ITEMS
     Special income from the Israeli Treasury, net               -            6.2           14.3
     Share in losses of affiliates,
        net of related taxes                                  (0.4)          (0.5)          (3.2)
     Capital gain (loss), net                                 (0.1)           0.1              -
                                                      ------------   ------------   ------------

                                                              (0.5)           5.8           11.1
                                                      ------------   ------------   ------------

     Net loss for the year                                   (99.9)        (417.8)         (15.8)
                                                      ============   ============   ============

     (*)  Reclassified

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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES

     C.   STATEMENT OF SHAREHOLDERS' EQUITY

                                                                  ADJUSTMENTS
                                                                         FROM
                                                              PRESENTATION OF       RETAINED
                                                               AVAILABLE-FOR-       EARNINGS
                                       SHARE        CAPITAL   SALE SECURITIES   (ACCUMULATED
                                     CAPITAL       RESERVES     AT FAIR VALUE       DEFICIT)          TOTAL
                                ------------   ------------   ---------------   ------------   ------------
                                NIS MILLIONS   NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                ------------   ------------   ---------------   ------------   ------------
BALANCE AT JANUARY 1, 2001               0.1          813.2               2.5          194.5        1,010.3
CHANGES DURING 2001:
Adjustments from
   presentation of
   available-for-sale
   securities at fair value                -              -               2.3              -            2.3
Related tax effect                         -              -              (0.3)             -           (0.3)
Exchange rate
   differences accrued on
   perpetual deposit
   linked to the CPI*                      -           10.6                 -              -           10.6
Net loss for the year                      -              -                 -          (15.8)         (15.8)
Dividend                                   -              -                 -          (14.7)         (14.7)
                                ------------   ------------   ---------------   ------------   ------------
Balance as of
   December 31, 2001                     0.1          823.8               4.5          164.0          992.4
                                ------------   ------------   ---------------   ------------   ------------

CHANGES DURING 2002:
Adjustments from
   presentation of
   available-for-sale
   securities at fair value                -              -               0.4              -            0.4
Exchange rate differences
   accrued on perpetual
   deposit linked to the CPI*              -           51.1                 -              -           51.1
Net loss for the year                      -              -                 -         (417.8)        (417.8)
Dividend                                   -              -                 -           (6.2)          (6.2)
                                ------------   ------------   ---------------   ------------   ------------
BALANCE AS OF
   DECEMBER 31, 2002                     0.1          874.9               4.9         (260.0)         619.9

CHANGES DURING 2003:
ADJUSTMENTS FROM
   PRESENTATION OF
   AVAILABLE-FOR-SALE
   SECURITIES AT FAIR VALUE                -              -               5.5              -            5.5
EXCHANGE RATE
   DIFFERENCES ACCRUED ON
   PERPETUAL DEPOSIT
   LINKED TO THE CPI*                      -          (16.0)                -              -          (16.0)
NET LOSS FOR THE YEAR                      -              -                 -          (99.9)         (99.9)
                                ------------   ------------   ---------------   ------------   ------------
BALANCE AS OF
   DECEMBER 31, 2003                     0.1          858.9              10.4         (359.9)         509.5
                                ============   ============   ===============   ============   ============

*    See Note 9.

                                       116